Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE TWELVE MONTHS ENDED

DECEMBER 31, 2024

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 13, 2025 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2024. The audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F, is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedarplus.ca (‘SEDAR+’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

2024 PERFORMANCE HIGHLIGHTS

◾	Significant Progress Achieved in the Regulatory Approvals Process for the Phoenix ISR Project

Multiple key regulatory milestones were achieved in late 2024, including (i) completion of the technical review phase of the federal EA approval process in November, (ii) acceptance by the Canadian Nuclear Safety Commission (‘CNSC’) of the Company's final Environmental Impact Statement (‘EIS’) for the Project in December, and (iii) the CNSC's determination of the sufficiency of Denison's Licence application, also in November.

These accomplishments indicate that the CSNC staff support the advancement of the Project. Accordingly, the CNSC Registrar has set the schedule for the CNSC public hearing (the ‘Hearing’) for the Wheeler River Uranium Project (‘Wheeler River’). The Hearing is scheduled to be held in two parts (October 8, 2025, and December 8 to 12, 2025) and represents the final step in the federal approval process for the Project's Environmental Assessment (‘EA’) and Licence to Prepare and Construct a Uranium Mine and Mill (‘Licence’).

Additionally, in October 2024, Denison submitted a final EIS to the Saskatchewan Ministry of Environment (‘MOE’), in substantially the same form as the EIS that has been submitted to the CNSC. The province completed a public and Indigenous review period on the EIS in November and December 2024, of which the comments received will be considered in the issuance of a Ministerial Decision for the EA.

◾	Achieved Approximately 65% Completion of Total Engineering for Phoenix

In January 2024, Denison awarded a contract for approximately $16 million to Wood Canada Limited (‘Wood’), for the completion of detailed design engineering for the Phoenix ISR project. The contracted scope of the facilities to be designed by Wood is extensive. The work commenced in the first quarter of 2024 and is expected to be substantially completed in the third quarter of 2025. Throughout 2024, the Company continued to focus its efforts on the advancement of Phoenix towards a final investment decision (‘FID’), in support of its objective to achieve first production by the first half of 2028, including the advancement of Phoenix detailed design engineering activities to support an FID.

Total engineering completion at end of 2024 was approximately 65%, supported by finalization of process design, piping and instrumentation diagrams (‘P&ID’s’), hazard and operability studies (‘HAZOPs’), as well as the selection of major process equipment and electrical distribution infrastructure.

◾	Signing of Wheeler River Benefit Agreements with Kineepik Métis Local #9 and the Village of Pinehouse Lake

In early July 2024, Denison announced the signing of a Mutual Benefits Agreement (‘MBA’) with Kineepik Métis Local #9 (‘KML’), and a Community Benefit Agreement (‘CBA’) with the northern Village of Pinehouse Lake (‘Pinehouse’), in support of the development and operation of Wheeler River.

The MBA acknowledges that Wheeler River is located within KML’s Land and Occupancy Area in northern Saskatchewan and provides KML’s consent and support to advance the project. Additionally, the MBA recognizes that the development and operation of Wheeler River can support KML in advancing its social and economic development aspirations, while mitigating the impacts on the local environment and KML members. The MBA provides KML and its Métis members an important role in environmental monitoring and commits to the sharing of benefits from the successful operation of Wheeler River – including benefits from community investment, business opportunities, employment and training opportunities, and financial compensation.

The CBA acknowledges that Pinehouse is the closest residential community to Wheeler River by road and relies on much of the same regional infrastructure that Denison will rely on as it advances the project. Pinehouse has provided its consent and support for Wheeler River, while Denison, on behalf of the Wheeler River Joint Venture (‘WRJV’), is committed to help Pinehouse develop its own capacity to take advantage of economic and other development opportunities in connection with the advancement and operation of the project.

◾	Signing of Sustainable Communities Investment Agreement

In March 2024, Denison signed a Sustainable Communities Investment Agreement with the municipalities of the Northern Village of Beauval, the Northern Village of Île-à-la Crosse, the Northern Hamlet of Jans Bay, and the Northern Hamlet of Cole Bay (the ‘Communities’).

The agreement with the Communities establishes commitments of Denison in support of community development initiatives, with consideration towards contributing to the current and future economic prosperity and sustainability of the Communities by promoting economic development and investments in capital projects, job creation and training, housing, education, and other initiatives.

MANAGEMENT’S DISCUSSION & ANALYSIS

As part of the agreement, the Communities have provided their consent and support for Wheeler River and have committed, amongst other things, to support all regulatory approvals issued for the project related to exploration, evaluation, development, operation, reclamation, and closure activities.

◾	Announcement of Planned Restart of McClean Lake Mining Operations

In January 2024, Orano Canada Inc. (‘Orano Canada’) and Denison announced the planned restart of uranium mining operations on the McClean Lake property. Mining is expected to be carried out using the McClean Lake Joint Venture's (‘MLJV’) patented Surface Access Borehole Resource Extraction (‘SABRE’) mining method and is planned to commence at the McClean North deposit in 2025. Activities during 2024, included the completion of the Pod 1 East SABRE pad, drilling four access holes at Pod 1 East, and associated procurement activities. A further four access holes are planned to be completed in the second quarter of 2025. Approximately 800,000 pounds U3O8 (100% basis) are targeted for mine production from McClean North in 2025, with approximately 3,000,000 pounds U3O8 (100% basis) identified for potential additional production from a combination of the McClean North and Caribou deposits during the years 2026 to 2030.

◾	Completion of Inaugural ISR Field Test Program at Midwest

In June 2024, Denison announced the completion of an ISR field test program at the Company’s 25.17% owned Midwest Uranium Project (‘Midwest’). The program involved drilling ten small diameter boreholes within the Midwest Main deposit primarily undertaken to evaluate site-specific conditions for ISR mining. A series of tests were successfully performed on each borehole, creating an extensive database of geological, hydrogeological, geotechnical, and metallurgical data and validating certain key assumptions in the previously completed internal conceptual mining study (the ‘Concept Study’) evaluating the potential use of ISR mining at Midwest (see Press Release dated April 12, 2023).

Denison carried out the Program in collaboration with Orano Canada, as operator and owner of 74.83% of the Midwest Joint Venture (‘MWJV’). Highlights from the program include:

●	Confirmation of Hydraulic Conductivity: Pump and injection tests validated hydraulic connectivity in the test wells within the mineralized zone and achieved hydraulic conductivity values (a measure of permeability) consistent with the Concept Study. Sufficient permeability within the mineralized zone is a key criterion for the successful deployment of the ISR mining method.
●	Demonstrated the Effectiveness of Permeability Enhancement: One method of permeability enhancement was successfully deployed within two wells, demonstrating the suitability of the method to the Midwest Main deposit. The efficiency of permeability enhancement was verified by comparison of pre- and post-permeability enhancement hydraulic testing.
●	Metallurgical Samples Defined and Collected for Leaching Characteristics: Core samples representative of the Midwest Main deposit were collected during the program for use in future metallurgical tests to assess leaching characteristics.
◾	Acquisition of MaxPERF Tool Systems

In February 2024, the Company announced an acquisition of fixed and mobile MaxPERF Tool Systems from Penetrators Canada Inc. (‘Penetrators’). The MaxPERF Tool Systems have been successfully deployed several times as a method of permeability enhancement in ISR field studies conducted on the Company’s potential ISR mining projects, including at Phoenix. Penetrators has also agreed to work exclusively with Denison for a 10-year period with respect to the use of the MaxPERF Tool Systems for uranium mining applications, and related services, in Saskatchewan.

◾	Option of Non-Core Exploration Projects to Foremost Clean Energy Ltd.

In September 2024, Denison executed an option agreement with Foremost Clean Energy Ltd (‘Foremost’), which grants Foremost a multi-phase option to acquire up to 70% of Denison's interest in 10 non-core uranium exploration properties (collectively, the ‘Foremost Transaction’). Pursuant to the Foremost Transaction, Foremost would acquire such total interests upon completion of a combination of direct payments to Denison and funding of exploration expenditures with an aggregate value of up to approximately $30 million. In October 2024, Denison received an upfront payment in Foremost common shares. At December 31, 2024, Denison has a ~19.13% ownership interest in Foremost. If Foremost completes the remaining two phases of the Foremost Transaction Denison will receive further cash and/or common share milestone payments of $4.5 million and Foremost will fund $20 million in project exploration expenditures.

◾	Formation of Exploration Joint Ventures with Cosa Resources Corp.

In November 2024, Denison executed an acquisition agreement with Cosa Resources Corp. (‘Cosa’) for Cosa to acquire a 70% interest in three of Denison’s properties in the eastern portion of the Athabasca Basin region in northern Saskatchewan in exchange for approximately 14.2 million Cosa common shares, $2.25M in deferred equity consideration, and a commitment to spend $6.5 million in

MANAGEMENT’S DISCUSSION & ANALYSIS

exploration expenditures on the properties. The transaction closed in early January 2025, pursuant to which Denison became Cosa’s largest shareholder (representing ~19.95% ownership interest in Cosa) and Denison and Cosa formed three uranium exploration joint ventures.

◾	Appointment of New Board Chair

In May 2024, following the results of the Annual General Meeting of Shareholders (‘AGM’) held in Toronto, Denison announced the appointment of Ms. Jennifer Traub as the Company’s new Board Chair. The former Board Chair, Mr. Ron Hochstein, did not stand for re-election at the AGM. Ms. Traub, who joined the Denison Board in 2021, is a partner in the Securities Group, and Co-Chair of the Mining Group, at Cassels Brock & Blackwell LLP, and has been recognized as a legal leader in the Canadian resource sector.

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, a Feasibility Study (‘FS’) was completed for the Phoenix deposit as an ISR mining operation (‘Phoenix FS’), and an update to the previously prepared 2018 Pre-Feasibility Study (‘PFS’) was completed for Wheeler River’s Gryphon deposit as a conventional underground mining operation (the ‘Gryphon Update’). Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and have advanced significantly, with licensing in progress and the final EIS accepted in December 2024.

Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the MLJV, which includes unmined uranium deposits (planned for extraction via the MLJV’s SABRE mining method starting in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Main and Midwest A deposits held by the Midwest Joint Venture (‘MWJV’), and a 70.32% interest in the Tthe Heldeth Túé (‘THT’) and Huskie deposits on the Waterbury Lake Property (‘Waterbury’). The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, the Company has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (‘JCU’), Denison holds further interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

STRATEGY

Denison’s strategy is focused on leveraging its uniquely diversified asset base to position the Company to take advantage of the strong long-term fundamentals of the uranium market. The Company has built a portfolio of strategic uranium deposits, properties, and investments. While active in exploring for new uranium discoveries in the region, Denison’s present focus is on advancing Wheeler River to a development decision, with the potential to become the next large-scale uranium producer in Canada. With a shortage of low-cost uranium development projects in the global project pipeline, Denison offers shareholders exposure to value creation through the potential future development of Wheeler River and advancement of the Company’s other potential development projects. Denison’s exploration and development portfolio, and substantial physical holdings of uranium, provides investors with meaningful additional leverage to future increases in uranium prices.

URANIUM INDUSTRY OVERVIEW

In 2024, the long-term price of U3O8 steadily increased, finishing the year up approximately 16% from the end of 2023, which represents a 15-year high. This comes after a significant increase during 2023 of 33% from US$51 per pound U3O8 at the end of 2022 to US$68 per pound U3O8 at the end of 2023. The Company believes the strengthening term price over the course of 2024 is representative of strong underlying market fundamentals for uranium. In January 2024, the spot price for uranium surpassed US$100 per pound U3O8 for the first

MANAGEMENT’S DISCUSSION & ANALYSIS

time since 2008. For the balance of 2024, the spot price converged with the long-term price at around US$80 per pound U3O8 before falling slightly below the long-term price near the end of the year and finished the year down 20%. The spot price reflects sporadic discretionary buying and selling activity and, as a result, continues to experience greater price volatility than the long-term price, which reflects pricing that typically comes from producer to consumer contracting in the form of multi-year supply contracts. Generally, a significant majority of uranium sales occur via long-term supply agreements, with comparatively smaller annual volumes clearing through the spot market.

The Company believes the current uranium market environment demonstrates notable similarities to the last time prices reached these levels. In the early 2000s, highly enriched uranium (‘HEU’) and other former Soviet Union supplies remained a market hangover from the Cold War with elevated inventory levels weighing on prices for years with limited new supply coming online. Ultimately, this period of low prices, then compounded with adverse supply shocks, created a favourable environment for uranium prices in future years when paired with significant expected demand growth driven by ambitious plans for nuclear power in China. Meaningful new sources of supply were scarce, due to years of under investment, at a time of rapid demand growth. The Japanese tsunami and associated Fukushima nuclear incident in 2011 disrupted the market and set in motion a similar period of low prices and excess inventories. Given the sudden shut-down of the Japanese nuclear fleet and other reductions in demand, excess uranium inventories and excess enrichment capacity, which provided the ability to create additional uranium supply, catalyzed a downward shock to price. During this extended period, prices were below the cost of production for many producers, leading to the shutdown of multiple mines and a sharp reduction in investment in new exploration and development activities across the sector. After years of supply discipline, and the accumulation of physical uranium positions amongst financial investors, the market reached an inflection point followed by five consecutive years of long-term price increases between 2020 and 2024, reflective of a market transitioning to be driven by the cost of future production rather than by the availability of surplus inventories. Looking ahead, the Company believes that increasing demand for nuclear energy, coupled with a prolonged period of limited investment in new supply creates supply-demand dynamics that are supportive of strong uranium prices for the foreseeable future.

During 2024, investor interest in the uranium and nuclear energy sectors accelerated. This is believed to largely be driven by a continued focus on global goals to achieve net-zero carbon emissions, and the growing recognition of the necessary role for nuclear energy in the “clean energy transition”. In assessing the potential paths to reduce carbon emissions many nations, policymakers, interest groups, and businesses have recognized the critical role that existing or planned future nuclear power plants could play in achieving decarbonization objectives. The Company believes these positive nuclear demand fundamentals support expectations for robust uranium markets. There is also increasing support from large technology companies that have announced partnerships with nuclear utilities indicating a desire for reliable and emission-free electricity to meet expected growth in artificial intelligence and data centers’ electricity needs. This includes Microsoft’s 2024 commitment to support the restart of one of the Three Mile Island nuclear reactors and Amazon’s agreement to support small modular nuclear reactor projects with Dominion Energy.

There is global focus on the importance of nuclear power in enabling the achievement of carbon emission goals and responding to growing energy demands. This recognition was further enshrined as over 20 nations pledged to triple nuclear energy generation capacity by 2050 at COP28 in Dubai in December 2023. This support continued to grow with now over 30 nations pledging such support as of COP29 in Baku in November 2024. The Company believes this wide-spread government support for nuclear energy represents a paradigm shift. In addition to the renewed commitment to nuclear from powerhouse nations like Japan, Korea, France, and the United States in recent years, positive nuclear demand developments occurred in many nations in 2024. Three notable nuclear reactor projects that had been in construction for a decade reached commercial operations in 2024 including Vogtle 4 in the United States, Shin Hanul 2 in South Korea, and Barakah 4 in the United Arab Emirates. China continues to be a major source of growth for nuclear energy, with UxC LLC (‘UxC’) reporting that China currently has 31 reactors under construction, and 12 new build projects in the licensing process. In Canada, Ontario Power Generation (‘OPG’) announced refurbishments plans for its Darlington nuclear plant and Bruce Power continued its ongoing refurbishment efforts. OPG also announced reactor life extension projects at the Pickering B station and has begun planning a new nuclear plant, which could accommodate up to 10,000 megawatts of new generation capacity. Additionally, small modular reactors (‘SMRs’) are being advanced in both Ontario and Saskatchewan, with OPG targeting completion of its first SMR project before 2030. In Japan, two boiling water reactors (‘BWR’) reactors were restarted in 2024, becoming the first BWRs to restart since the 2011 Fukushima accident. Taken together, forecasts from UxC for global reactor units and nuclear capacity in 2035 is 552 units and 514 gigawatts electrical (‘GWe’) installed capacity (estimated as of the fourth quarter of 2024) – representing a 30% increase in global nuclear power generation from 439 units producing 396 GWe as of December 2024. UxC forecasts nuclear generation capacity growth to translate into similar increases in demand for uranium and forecasts 2035 base case uranium demand of 253 million pounds U3O8, an estimated 32% increase from expected 2024 demand of 192 million pounds U3O8.

On the supply side, uranium production for 2024 is estimated at 153 million pounds U3O8, which represents a 7% increase over 2023 production levels, largely due to the ramp-up of the McArthur River mine in Canada and Budenovskoye 6 and 7 in Kazakhstan. Taken together with the UxC estimate of total demand for 2024, there is a significant primary supply shortfall, estimated to be approximately 20% of total demand or 39 million pounds U3O8.

In the fourth quarter of 2024, UxC estimated 2025 primary production to increase to 170 million pounds U3O8, with the production increase being supported by increasing production from Kazatomprom in Kazakhstan and ramp up of a series of mines in the United States and

MANAGEMENT’S DISCUSSION & ANALYSIS

Africa. Additionally, UxC estimates secondary supplies for 2025 are projected at 25 million pounds of U3O8 equivalent (‘U3O8e’), which is a significant reduction from 38 million pounds U3O8e of secondary supplies estimated in 2024, 56 million pounds U3O8e in 2023, and 65 million pounds U3O8e in 2022. Strong demand in past years has accelerated the process of drawing down these secondary sources of supply. With this rapid decline in secondary supplies, the market is expected to continue its shift from an inventory-driven market to a production-driven market in the coming years.

Nuclear sentiment also continues to be supported by an increased focus on energy security in the aftermath of Russia’s invasion of Ukraine. Additionally, the importance of security of supply was further magnified in July of 2023, as a military coup was waged in Niger which led to the withdrawal of foreign embassy personnel, and an expropriation of Orano’s uranium mining operations in June 2024. In 2022, Niger ranked as the seventh largest uranium producing country. The Russian invasion of Ukraine in February 2022 continues to cause significant turmoil in the global nuclear fuel market. Russia is a significant supplier of enriched uranium to the rest of the world, operating over 40% of the world’s uranium enrichment capacity prior to the Ukraine invasion. In 2021, Russian enrichment comprised 31% of European Union enrichment purchases and 28% of US utility enrichment purchases. While deliveries of material from Russia to Western utilities continue, increased demand for non-Russian supply has led to significantly increased prices for uranium processing services. From December 2021 to December 2024, the long-term price of conversion and enrichment services increased by 178% and 172%, respectively. In the short- to medium-term, in order to increase enriched uranium production in the supply-constrained Western enrichment market, Western enrichers are expected to input more UF6 (‘overfeed’) into their centrifuges in order to maximize production capacity. As a consequence, Western utilities in aggregate would require more natural uranium feedstock to produce the same quantity of enriched uranium (i.e., enrichment contracts contain higher tails assay levels). In 2023, US and European utilities demonstrated a path towards reduced reliance on Russian nuclear fuel supply and increasingly favouring Western supply chains. In December 2023, a US bill to curb imports of Russian uranium was approved by US Congress. In May 2024, the U.S. President signed law H.R. 1042, the Prohibiting Russia Uranium Imports Act, which prohibits the importation into the U.S. of low enriched uranium produced in the Russian Federations or by a Russian entity. This law includes a waiver provision to allow for imports if the U.S. Secretary of Energy determines no alternative source can be procured or if shipments are deemed in the national interest. This law reinforces the ongoing shift of Western uranium supply chains away from Russia, which increasingly favors North American uranium supply.

Russia is also a major player in uranium logistics, with significant quantities of uranium from Central Asia typically transported through Russia to Russian ports for delivery to Western uranium conversion facilities. UxC estimates Kazakhstan and Uzbekistan combined for 45% of global primary uranium production in 2024. As a result, logistics of uranium shipped through Russia remains an item of concern to uranium end users. Some uranium has been successfully shipped from Kazakhstan to Canada via the Trans-Caspian International Transport Route, which does not include transit through Russia; however, reports indicate that this route is subject to operational limitations.

Overall, nuclear demand growth appears poised for acceleration led by a shifting energy mix towards decarbonized energy at a time when limited investment in bringing new uranium mine supply online has occurred over the past decade. While some idled or curtailed production from existing uranium mining operations has returned to the market, it is expected that (i) production costs associated with further potential restart projects will be higher than previous levels due to inflation and other restart challenges, and (ii) much of the potential new or greenfield mine supply required to meet demand estimates remains several years away.

The accelerated decline in secondary sources of uranium supply in recent years, the depletion of existing mines, the increase in tails assay at Western enrichment plants, and growing future reactor demand, point to larger supply deficits during the second half of this decade that may prove difficult to balance without considerable and rapid investment in new large-scale uranium mining projects. Given that uncovered utility uranium requirements for the period from 2024 to 2040, not including typical inventory building or restriction on existing supply agreements with Russia, are estimated at 2.1 billion pounds U3O8, it is evident that the necessary new future sources of supply required by the market have not yet been secured by utilities, and that the response from incumbent suppliers to sign significant long-term supply contracts in recent years have not satisfied the needs of utility customers, meaning that there is good reason to expect a further phase of utility procurement directed at incentivizing new projects to meet long-term demand needs.

MANAGEMENT’S DISCUSSION & ANALYSIS

SELECTED FINANCIAL INFORMATION

(in thousands, except for per share amounts)	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022

Continuing Operations:
Total revenues	$4,023	$1,855	$8,973
Exploration expenses	$(11,973)	$(9,564)	$(8,097)
Evaluation expenses	$(33,991)	$(18,622)	$(22,181)
Operating expenses	$(4,815)	$(3,898)	$(5,352)
Other (loss) income	$(31,249)	$136,472	$55,244
Net (loss) income	$(91,590)	$89,364	$12,572
Basic (loss) earnings per share	$(0.10)	$0.11	$0.02
Diluted (loss) earnings per share	$(0.10)	$0.10	$0.02

Discontinued Operations:
Net income	$471	$1,011	$1,782
Basic and diluted earnings per share	$0.00	$0.00	$0.00

(in thousands)	As at December 31, 2024	As at December 31, 2023	As at December 31, 2022

Financial Position:
Cash and cash equivalents	$108,518	$131,054	$50,915
Working capital(1)	$94,334	$135,130	$53,660
Investments in uranium	$231,088	$276,815	$162,536
Property, plant and equipment	$259,661	$254,946	$253,505
Total assets	$663,613	$726,603	$515,796
Total long-term liabilities(2)	$65,400	$66,873	$61,365

(1)	Working capital is a non-IFRS financial measure and is calculated as the value of current assets less the value of current liabilities, excluding non-cash current liabilities. Working capital as at December 31, 2024, excludes $4,501,000 from the current portion of deferred revenue (December 31, 2023 – $4,535,000).
(2)	Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, and deferred income tax liabilities.

MANAGEMENT’S DISCUSSION & ANALYSIS

SELECTED QUARTERLY FINANCIAL INFORMATION

	2024	2024	2024	2024
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1

Continuing Operations:
Total revenues	$1,170	$695	$1,326	$832
Net loss	$(29,502)	$(25,767)	$(16,441)	$(19,880)
Basic and diluted loss per share	$(0.03)	$(0.03)	$(0.02)	$(0.02)
Discontinued Operations:
Net earnings	$-	$-	$471	$-
Basic and diluted earnings per share	$-	$-	$0.00	$-

	2023	2023	2023	2023
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1

Continuing Operations:
Total revenues	$1,092	$777	$968	$(982)
Net earnings (loss)	$34,627	$57,916	$(345)	$(2,834)
Basic and diluted earnings (loss) per share	$0.04	$0.07	$(0.00)	$(0.00)
Discontinued Operations:
Net (loss) earnings	$(150)	$321	$406	$434
Basic and diluted (loss) earnings per share	$(0.00)	$0.00	$0.00	$0.00

Significant items causing variations in quarterly results

●	The Company’s revenues are based on a draw-down of deferred toll milling revenue, the rate of which fluctuates due to the timing of uranium processing at the McClean Lake mill, as well as changes to the estimated mineral resources of the Cigar Lake mine. The rate of draw-down for the toll milling deferred revenue was updated for changes to expected future toll milling production rates at McClean Lake in the first quarter of 2023. This update resulted in negative revenue, which is uncommon. See RESULTS OF OPERATIONS below for further details.
●	Exploration expenses are generally largest in the first and third quarters due to the timing of the winter and summer exploration seasons in northern Saskatchewan.
●	Evaluation expenses have been increasing over the past eight quarters as the Company advances towards an FID for Phoenix.
●	Other income and expense fluctuate due to changes in the fair value of the Company’s investment in equity instruments, convertible debentures, and physical uranium, all of which are recorded at fair value through profit or loss and are subject to fluctuations in the underlying share and commodity prices. The Company’s uranium investments are also subject to fluctuations in the US dollar to Canadian dollar exchange rate. See OTHER INCOME below for more details.
●	The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities, as discussed below, where applicable.

RESULTS OF CONTINUING OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is contracted to process ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada, with a 77.5% interest, and Denison, with a 22.5% interest.

In February 2017, Denison closed an arrangement with Ecora Resources PLC (‘Ecora’, then known as Anglo Pacific Group PLC) and one of its wholly owned subsidiaries (the ‘Ecora Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the then current toll milling agreement with the Cigar

MANAGEMENT’S DISCUSSION & ANALYSIS

Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The Ecora Arrangement consists of certain contractual obligations of Denison to forward to Ecora the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill and, as such, the upfront payment was accounted for as deferred revenue.

During the year ended December 31, 2024, the McClean Lake mill processed 16.9 million pounds U3O8 for the CLJV (December 31, 2023 – 15.1 million pounds U3O8) and Denison recorded toll milling revenue of $4,023,000 (December 31, 2023 – $1,855,000). The increase in toll milling revenue during the year ended December 31, 2024, as compared to the prior year, is due to both the increase in production in the current year as well as a $1,946,000 negative non-cash cumulative accounting adjustment that was recorded in 2023. During the first quarter of 2022, the operators of the Cigar Lake mine announced a reduction in forecasted mine production. Under IFRS 15, Revenue from Contracts with Customers, the change in the estimated timing of the toll milling of the CLJV ores in 2022 resulted in an increase to the implied financing component of the toll milling transaction, thus increasing the total deferred revenue to be recognized over the life of the toll milling contract as well as the deferred revenue draw-down rate. The updated draw-down rate was applied retrospectively to all pounds produced for the CLJV since the inception of the Ecora Arrangement in July 2016, resulting in an increase in revenue in the first quarter of 2022, which was effectively reversed in the first quarter of 2023 when the CLJV increased its mine production forecast back to previous levels, resulting in the reduction in revenue.

During the year ended December 31, 2024, the Company also recorded accounting accretion expense of $3,058,000 on the toll milling deferred revenue balance (December 31, 2023 – $3,518,000). While the annual accretion expense will decrease over the life of the agreement, as the deferred revenue liability decreases over time, the decrease in accretion expense in 2024, as compared to the prior year, was predominantly due to a $483,000 true up recognized in the prior year to increase the life-to-date accretion expense due to the change in the timing of the estimated CLJV toll milling activities discussed above. During the year ended December 31, 2024, a true up of only $63,000 was recorded as a result of an update to the Cigar Lake mineral resource estimate.

The impact of the current and prior period true-ups to revenue and accretion are non-cash.

OPERATING EXPENSES

Mining

Operating expenses of the mining segment include depreciation and development costs, costs relating to Denison’s legacy mine sites in Elliot Lake, as well as cost of sales related to the sale of uranium, when applicable. Operating expenses in the year ended December 31, 2024, were $4,815,000 (December 31, 2023 – $3,898,000).

Included in operating expenses for the year ended December 31, 2024, is depreciation expense relating to the McClean Lake mill of $2,576,000 (December 31, 2023 – $2,455,000), as a result of processing 16.9 million pounds U3O8 for the CLJV in the applicable periods (December 31, 2023 - 15.1 million pounds U3O8). Also included in operating expenses are costs related to the Company’s Elliot Lake legacy mine sites of $1,346,000 (December 31, 2023 – $986,000), and development costs of the MLJV and other operating costs of $305,000 (December 31, 2023 – $273,000).

During the first quarter of 2024, the MLJV began planning work for the 2024 SABRE program, the goal of which was to prepare the McClean North site for the commencement of SABRE mining activities in 2025. The site work commenced during the second quarter of 2024. Activities during 2024, included the completion of the Pod 1 East SABRE pad, drilling and installation of four access holes for Pod 1 East and associated procurement activities. During the year ended December 31, 2024, the company capitalized its share of development and equipment cost of $1,959,000, related to the advancement of the SABRE program.

MINERAL PROPERTY EVALUATION

During the year ended December 31, 2024, Denison’s share of evaluation expenditures was $33,991,000 (December 31, 2023 – $18,622,000). The increase in evaluation expenditures, compared to the prior period, was primarily due to the continuation and acceleration of project engineering activities associated with the Phoenix detailed design engineering phase, as well as an increase in staffing levels to support the advancement of the Company’s various evaluation projects.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table summarizes the evaluation activities completed during the year ended December 31, 2024.

PROJECT EVALUATION ACTIVITIES
Property	Denison’s ownership	Evaluation activities
Wheeler River	95%(1)

Engineering, detailed design, metallurgical testing, Feasibility Field Test (‘FFT’) decommissioning, 2024 field program activities, environmental and sustainability activities, and EIS regulatory reviews.

Waterbury Lake	70.32%(2)	2024 field activities and progression of the PFS report for the THT deposit.
Midwest	25.17%	Midwest Main Mineral Resource Update and 2024 progression of the Preliminary Economic Assessment (‘PEA’) report.
Kindersley Lithium Project (‘KLP’)	Earn-in(3)	Completion of the 2024 field programs and commencement of the PFS report for the KLP project.

Notes

(1)	The Company’s effective ownership interest as at December 31, 2024, including the indirect 5% ownership interest held through JCU.
(2)	Represents Denison’s ownership position as at October 31, 2024.
(3)

Pursuant to an earn-in agreement executed in January 2024, Denison can earn up to a 75% interest in the KLP through a series of options exercisable with direct payments and work expenditures. As at December 31, 2024, Denison has not yet vested an ownership interest in the project.

Wheeler River Uranium Project

On June 26, 2023, Denison announced the results of two independently authored engineering studies: (i) the Phoenix FS completed for ISR mining of the high-grade Phoenix deposit and (ii) an updated Gryphon PFS for conventional underground mining of the basement-hosted Gryphon deposit.

The Phoenix FS confirms robust economics and the technical viability of an ISR uranium mining operation with low initial capital costs and a high rate of return.

MANAGEMENT’S DISCUSSION & ANALYSIS

See the following tables for the highlights of the Phoenix FS.

Summary of Economic Results (100% Basis) – Base Case
Uranium selling price	UxC Spot Price(1) (~US$66 to US$70/lb U3O8)
Exchange Rate (US$:CAD$)	1.35
Discount Rate	8%
Operating profit margin(2)	90.9%

Pre-tax NPV8%(3) (Change from 2018 PFS)(4)	$2.34 billion (+150%)
Pre-tax IRR(3)	105.9%
Pre-tax payback period(5)	~10 months

Post-tax NPV8%(3)	$1.43 billion
Post-tax IRR(3)	82.3%
Post-tax payback period(5)	~11 months

Adjusted Post-tax NPV8%(3)(6)	$1.56 billion
Adjusted Post-tax IRR(3)(6)	90.0%
Adjusted Post-tax payback period(3)(6)	~10 months

Notes

(1)	Spot price forecast is based on “Composite Midpoint” scenario from UxC’s UMO (defined below) and is stated in constant (not-inflated) dollars. See Denison news releases dated June 26, 2023 and August 9, 2023 and the Wheeler Technical Report (defined below) for details.
(2)	Operating profit margin is calculated as aggregate uranium revenue less aggregate operating costs, divided by aggregate uranium revenue. Operating costs exclude all royalties, surcharges and income taxes.
(3)	NPV and IRR are calculated to the start of construction activities for the Phoenix operation and excludes $67.4 million in pre-FID expenditures.
(4)	Change from 2018 PFS is computed by reference to the same scenario from the 2018 PFS, adjusted to incorporate certain pre-FID costs for consistent comparability.
(5)	Payback period is stated as number of months to payback from the start of uranium production.
(6)	The Adjusted Post-tax NPV, IRR and payback period are based on the “adjusted post-tax” scenario, which includes the benefit of certain entity level tax attributes which are expected to be available and used to reduce taxable income from the Phoenix operation. See Denison news release dated June 26, 2023 and the Wheeler Technical Report (defined below) for details.

Summary of Key Phoenix Operational Parameters (100% basis)
Mine life	10 years
Proven & Probable reserves(1)	56.7 million lbs U3O8 (219,000 tonnes at 11.7% U3O8)
First 5 years of reserves(2)	41.9 million lbs U3O8 (Average 8.4 million lbs U3O8 / year)
Remaining years of reserves	14.8 million lbs U3O8 (Average 3.0 million lbs U3O8 / year)
Initial capital costs(3)	$419.4 million
Average cash operating costs	$8.51 (US$6.28) per lb U3O8
All-in cost(4)	$21.73 (US$16.04) per lb U3O8

Notes

(1)	See Denison press release dated June 26, 2023 for additional details regarding Proven & Probable reserves.
(2)	The first five years is determined by reference to the 60-month period that commences at the start of operations.
(3)	Initial capital costs exclude $67.4 million in estimated pre-FID expenditures expected to be incurred before the project’s FID has been made.
(4)	All-in cost is estimated on a pre-tax basis and includes all project operating costs, capital costs post-FID, and decommissioning costs divided by the estimated number of pounds U3O8 to be produced.

The Gryphon Update is largely based on the 2018 PFS, with efforts targeted at the review and update of capital and operating costs, as well as various minor scheduling and design optimizations. The study remains at the PFS level of confidence.

Overall, the Gryphon Update demonstrates that the underground development of Gryphon is a positive potential future use of cash flows generated from Phoenix, as it can leverage existing infrastructure to provide an additional source of low-cost production.

MANAGEMENT’S DISCUSSION & ANALYSIS

See the following tables for the highlights of the Gryphon Update.

Summary of Economic Results (100% Basis) – Base Case
Uranium selling price	US$75/lb U3O8(1) (Fixed selling price)
Exchange Rate (US$:CAD$)	1.35
Discount Rate	8%
Operating profit margin(3)	83.0%

Pre-tax NPV8%(3) (Change from 2018 PFS)(4)	$1.43 billion (+148%)
Pre-tax IRR(3)	41.4%
Pre-tax payback period(5)	~ 20 months

Post-tax NPV8%(3)(6)	$864.2 million
Post-tax IRR(3)(6)	37.6%
Post-tax payback period(5)(6)	~ 22 months

Notes

(1)	Fixed selling price is based on the forecasted annual “Composite Midpoint” long-term uranium price from UxC’s Q2’2023 UMO (defined below) and is stated in constant (not-inflated) dollars. See Denison news releases dated June 26, 2023 and August 9, 2023, and the Wheeler Technical Report (defined below) for details.
(2)	Operating profit margin is calculated as aggregate uranium revenue less aggregate operating costs, divided by aggregate uranium revenue. Operating costs exclude all royalties, surcharges and income taxes.
(3)	NPV and IRR are calculated to the start of construction activities for the Gryphon operation, and excludes $56.5 million in pre- FID expenditures.
(4)	Change from 2018 PFS is computed by reference to the same scenario from the 2018 PFS, adjusted to incorporate certain pre-FID costs for consistent comparability.
(5)	Payback period is stated as number of months to payback from the start of uranium production.
(6)	There is no “adjusted” post-tax case for Gryphon, given that the entity level tax attributes of the Wheeler River Joint Venture owners are assumed to have been fully depleted by the Phoenix operation. See Denison news release dated June 26, 2023 and the Wheeler Technical Report (defined below) for details.

Summary of Key Gryphon Operational Parameters (100% basis)
Mine life	6.5 years
Probable reserves(1)	49.7 million lbs U3O8 (1,257,000 tonnes at 1.8% U3O8)
Average annual production	7.6 million lbs U3O8
Initial capital costs(2)	$737.4 million
Average cash operating costs	$17.27 (US$12.75) per lb U3O8
All-in cost(3)	$34.50 (US$25.47) per lb U3O8

Notes

(1)	See Denison press release dated June 26, 2023 for additional details regarding Probable reserves.
(2)	Initial capital costs exclude $56.5 million in estimated pre-FID expenditures expected to be incurred before an FID has been made.
(3)	All-in cost is estimated on a pre-tax basis and includes all project operating costs, capital costs post-FID, and decommissioning costs divided by the estimated number of pounds U3O8 to be produced.

At December 31, 2024, the WRJV was held by the Company (90%) and JCU (10%). In October 2024, the WRJV Management Committee approved the findings and recommendations of the Phoenix FS, which became an Approved Development Program (‘ADP’) under the WRJV Agreement, providing the WRJV’s approval for development and construction of the project in accordance with the Phoenix FS. Denison has not yet made an FID with respect to the Phoenix project, pending project EA and License approval.

At the October 2024 WRJV Management Committee meeting, JCU abstained from voting on the Phoenix FS and ADP. In accordance with the terms of the WRJV agreement, non-support of the Phoenix FS and ADP by a participant means that such participant is no longer liable for its cost share of WRJV expenditures. As a result of JCU’s non-support through abstention, Denison has funded 100% of the project expenditures from the date of the October 2024 WRJV Management Committee meeting. The WRJV Agreement further requires that a participant who does not support an ADP must sell or transfer their interest in the project. The sale or transfer for JCU’s participating interest in the WRJV has not yet occurred and UEX Corporation (‘UEX’), as operator of JCU, has notified Denison that it does not agree that JCU’s abstention should be taken as non-support for the ADP.

Further details regarding Wheeler River, including the estimated mineral reserves and resources for Phoenix and Gryphon, are provided in the Technical Report for the Wheeler River project titled ‘NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada’ with an effective date of June 23, 2023 (‘Wheeler Technical Report’). A copy of the Wheeler Technical Report is available on Denison’s website and under its profile on each of SEDAR+ and EDGAR.

MANAGEMENT’S DISCUSSION & ANALYSIS

The location of the Wheeler River property, as well as the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

Evaluation Program

Denison’s 2024 evaluation activities for Wheeler River included: (1) advancing detailed design engineering and long-lead procurement, (2) finalizing the EIS through both federal and provincial processes, (3) completing the required program documents to support licensing and permitting approval for the construction of the proposed Phoenix ISR operation, (4) advancing negotiation of additional impact benefit type agreements with interested parties, (5) planning and executing field program optimization studies to finalize the selection of permeability enhancement technologies and drilling methodologies; and (6) completing the final decommissioning activities of the FFT.

During the year ended December 31, 2024, Denison’s share of evaluation costs at Wheeler River was $28,242,000 (December 31, 2023 – $15,971,000).

Engineering Activities

Feasibility Field Test

The FFT was designed to use the commercial-scale ISR test pattern installed at Phoenix in 2021 to facilitate a combined evaluation of the Phoenix deposit's hydraulic flow properties with the leaching characteristics that were previously assessed through the metallurgical core-leach testing program.

MANAGEMENT’S DISCUSSION & ANALYSIS

The successful completion of the leaching and neutralization phases of the FFT in the fourth quarter of 2022 provided further verification of the permeability, leachability, reclamation, and containment parameters needed for the successful application of the ISR mining method at the Phoenix deposit.

The final stage of the FFT, the recovered solution management phase, was completed in 2023 and involved treating the solutions recovered in 2022 during the leaching and neutralization phases. A total of 560 cubic metres of recovered solution was successfully processed into (i) treated effluent and (ii) a mineralized precipitate, which contains an estimated 99.99% of the 14,400 pounds U3O8 previously estimated to be dissolved in the recovered solution. The treated effluent was tested to ensure compliance with permit conditions and was then injected into the mineralized zone. The mineralized precipitate will be stored on surface at site and will be monitored in further care and maintenance activities. The results of this phase of the FFT validate the Company’s processing designs and assumptions for the future Phoenix processing plant.

Following the completion of the recovered solution management phase in late 2023, Denison initiated the decommissioning of the FFT facilities in accordance with its permit conditions. Decommissioning involves the cleaning, deconstruction, and shipment off-site of equipment used during the leaching, neutralization, and solution management phases.

During the fourth quarter of 2024, execution of the decommissioning phase was completed. At the conclusion of the program, certain long-term infrastructure remains on site in line with the FFT plan, including the tank storage, coverall structure, office facilities and lined pad. Certain infrastructure/items will be stored on site until final decommissioning of Phoenix and will be incorporated into the project’s final decommissioning plans.

Metallurgical Testing

Throughout 2024, the metallurgical test program continued at Saskatchewan Research Council Laboratories (‘SRC’) in Saskatoon, including post-leach analysis on the most recently completed core leach test sample, the completion of the effluent treatment test work and leaching and settling test work on the process precipitate solids. During the fourth quarter of 2024, the Company commenced a hybrid core leach test to further inform operating leach progression of the Phoenix deposit. In addition, the Company continued an evaluation of available technology for the potential concentration of low-grade uranium-bearing solution, with further testing ongoing in the first quarter of 2025.

Front End Engineering Design (‘FEED’)

The FEED phase was initiated for Phoenix in early 2023 and was concluded upon the initiation of the detailed design engineering phase in January 2024.

Detailed Design Engineering

The detailed design engineering phase includes work related to the process plant, freeze plant, electrical substation & distribution, integration of wellfield surface facilities, ponds/pads, site earthworks (including the access road to site), air strip and road design, civil piping (including firewater), overall site layout with modular building design and integration.

The engineering activities required to construct and commission the proposed Phoenix operation are advancing within expected timelines to support an FID shortly after the receipt of regulatory approvals. Total engineering completed by the end of 2024 was approximately 65% supported by finalization of process design, P&ID’s, and HAZOPs, as well as the selection of major process equipment and electrical distribution infrastructure.

The work packages completed to date have been able to confirm the FS design with no major deviations from plans made in prior engineering studies. Detailed engineering deliverables continue to advance within each of the core engineering disciplines (process, mechanical, civil, structural, electrical and instrumentation) showing significant advancement in principal engineering documents including design criteria, specifications, general arrangements, equipment lists, data sheets, P&ID’s, block diagrams, and control narratives.

Field Program

The field drilling program at Phoenix commenced in the third quarter of 2024 and was fully completed in the fourth quarter. The program was designed to optimize the deployment of specific permeability enhancement techniques, confirm installation methodology of subsurface freeze drilling equipment and materials, as well as to confirm monitoring well design and sampling methodology. At the end of the fourth quarter of 2024, two freeze holes, one injection well and three monitoring wells were completed in Phoenix Phases 1, 2 and 4, respectively. Hydrogeological testing work was also performed as part of the field program.

MANAGEMENT’S DISCUSSION & ANALYSIS

Long Lead Procurement

In 2024, procurement activities ramped up with the initiation of the procurement process for long lead items including: the yellowcake packaging system, thickeners and clarifiers, sand filters, centrifuges, product dryer and scrubber, freeze plant, electrical substation and distribution equipment, medium voltage back-up diesel generators, potable water and sewage treatment systems, and the ISR wellfield header houses.

On a 100% basis, the Company has spent $3,157,000 on long lead procurement items and has committed a further $25,814,000 on capital purchases as at December 31, 2024. These capital items are expected to be received over the next 12 to 24 months.

Construction Planning

Early construction planning, including engagement with key northern business partners, continues to progress. The engineering team continues to develop execution schedules and detailed construction methodologies for each key scope of work.

In the fourth quarter of 2024, third-party construction management support was onboarded to facilitate construction planning and the development of core construction documentation to guide the safe execution of project work aligned with regulatory expectations.

Environmental and Sustainability Activities

Environmental Assessment and Licensing Activities

Throughout 2024, the Company continued to support the advancement of the CNSC’s review of the draft EIS submitted for Wheeler River in October 2022. During 2024, the Company completed a third round of responses to information requests (‘IRs’), from the Federal Indigenous Review Team (‘FIRT’) in June and a fourth round of IR responses in October. Based on these responses, the CNSC closed the EIS technical review period on November 20, 2024, once all of Denison’s IR responses were accepted.

The Company filed the Final EIS shortly after the completion of the technical review period and on December 24, 2024, the CNSC provided the Company with confirmation that the final EIS was accepted by the CSNC staff, allowing the Project to progress to a CNSC Commission hearing.

In November 2024, the Company fulfilled the application requirements for a Licence, and received a notice of technical sufficiency from the CNSC.

The CNSC’s acceptance of the final EIS and Licence application allows the CNSC to schedule a CNSC Commission hearing, being the final step in obtaining an EIS decision statement and the Licence.

In February 2025, the CNSC Registrar set the schedule for the CNSC Hearing for Wheeler River. The Hearing is scheduled to be held in two parts (October 8, 2025, and December 8 to 12, 2025) and represents the final step in the federal approval process for the Project's EA and Licence to Prepare and Construct a Uranium Mine and Mill.

With the Provincial EA process, the technical review comment period was deemed complete by the MOE in late 2023, however the Company opted to delay finalization of the provincial EA approval in order to incorporate the significant majority of modifications resulting from the Federal technical review process. A revised final EIS was submitted to the Saskatchewan Ministry of Environment in October 2024 and the Provincial technical review summary report and final EIS were made available for public and Indigenous review from November 9 to December 10, 2024.

Community Engagement Activities

As part of ongoing engagement activities, Denison carried out community meetings with Indigenous and non-Indigenous interested parties in March, May, and June of 2024. Notably, Denison undertook an in-person community tour in the Athabasca Basin region of northern Saskatchewan in collaboration with the Ya’thi Nene Lands and Resources Office (‘YNLRO’), which represents the seven Athabasca Basin communities of Hatchet Lake Denesułiné First Nation, Black Lake Denesułiné First Nation, Fond du Lac Denesułiné First Nation and the municipalities of Stony Rapids, Uranium City, Wollaston Lake, and Camsell Portage.

In early July 2024, Denison announced that it had signed an MBA with KML and a CBA with Pinehouse, each in support of the development and operation of Wheeler River.

The MBA acknowledges that Wheeler River is located within KML’s Land and Occupancy Area and provides KML’s consent and support to advance the project. Additionally, the MBA outlines a shared recognition that the successful advancement of the project can support

MANAGEMENT’S DISCUSSION & ANALYSIS

KML in advancing its aspirations for the successful social and economic development of KML while mitigating the risk of impacts on the local environment and KML members.

The CBA acknowledges that Pinehouse is the closest residential community to the project by road and relies on much of the same regional infrastructure that Denison will use as it advances the project. Pursuant to the terms of the CBA, Pinehouse has provided its consent and support for the project. Denison’s commitments in the CBA are intended to help Pinehouse develop its own capacity to take advantage of economic and other development opportunities in connection with the advancement and operation of the project. The commitments in the CBA aim to create a long-lasting positive legacy that continues beyond the project’s lifespan.

Additionally, in March 2024, Denison signed a Sustainable Communities Investment Agreement with the municipalities of the Northern Village of Beauval, the Northern Village of Île-à-la Crosse, the Northern Hamlet of Jans Bay, and the Northern Hamlet of Cole Bay. This agreement acknowledges that the Communities have a desire to work together to develop a regional approach that enables social, economic, and cultural revitalization, in which Denison can play a supporting role. An important outcome of this agreement is the support and consent of these Communities for Wheeler River.

The Company continues planning for further engagement activities in advance of the Hearing.

Evaluation Pipeline Properties

Waterbury Lake

In 2020, an independent PEA was completed for Waterbury, which evaluated the potential use of the ISR mining method at the THT deposit. Further details regarding Waterbury, including the estimated mineral resources, are provided in the Technical Report for Waterbury titled ‘Preliminary Economic Assessment for the Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada’ with an effective date of October 30, 2020, a copy of which is available on Denison’s website and under its profile on each of SEDAR+ and EDGAR.

Denison’s 2023 evaluation activities at Waterbury were designed to build upon the 2020 PEA and were highlighted by an ISR field program consisting of the installation of the first ISR test wells at THT, the completion of pump and injection testing, permeameter data collection, hydrogeological logging, metallurgical sampling, geological logging, as well as an ion tracer test.

The 2023 THT ISR field program successfully achieved each of its planned objectives: (i) validation of hydraulic conductivity in 100% of the test well within the ore zone and achieving hydraulic conductivity values consistent with the 2020 PEA; (ii) the establishment of a 10-hour breakthrough time with an ion tracer test, demonstrating the ability to maintain hydraulic control of injected solutions and achieve breakthrough times consistent with expectations; and, (iii) demonstration of the effectiveness of permeability enhancement.

In 2024, Denison’s work at Waterbury included: (1) metallurgical test work with core retrieved during the 2023 field program, (2) additional pump and injection tests from the ISR test wells installed in 2023, to validate year-over-year hydrogeological test results, and (3) collection of key components of environmental baseline data.

During the first half of 2024, work included planning activities and the procurement of long-lead time materials for the 2024 field program, updates to engineering design activities and assessments, evaluating the THT resource model from the 2020 PEA, and continuation of the metallurgical test program.

The 2024 field test program was completed in the third quarter of 2024. During the program, two small-diameter test wells, installed in the THT east pod as part of the 2023 drill program, were re-entered. The wells were retrofitted to their target depths and, outfitted with well screens and/or pressure monitoring devices as applicable, in order to facilitate additional hydrogeological and geophysical testing. Additionally, core samples were retrieved from the site for extensive density analysis, which will inform a planned update to the mineral resource estimate.

During the fourth quarter of 2024, metallurgical test work continued to advance, including the completion of a core leach and remediation test and post-leach characterization and recovery reconciliation. THT column leach and remediation test work was also completed. All metallurgical test work was conducted at SRC facilities in Saskatoon. Mineral resource modelling is also ongoing incorporating results of the 2023 and 2024 field programs.

The results of the metallurgical test work, the ISR field program, mineral resource modelling and the engineering studies and assessments are expected to support the completion of a potential future PFS.

In addition, to support future potential regulatory / permitting processes for THT, engagement activities were undertaken in June 2024 in the Athabasca Basin region of northern Saskatchewan in collaboration with the YNLRO, who represent the seven Athabasca Basin

MANAGEMENT’S DISCUSSION & ANALYSIS

communities of Hatchet Lake Denesułiné First Nation, Black Lake Denesułiné First Nation, Fond du Lac Denesułiné First Nation and the municipalities of Stony Rapids, Uranium City, Wollaston Lake, and Camsell Portage.

Midwest

The MWJV is operated by Orano Canada and is host to the high-grade Midwest Main and Midwest A uranium deposits, which lie along strike and within six kilometres of the THT and Huskie deposits on Denison’s 70.32% owned Waterbury Lake project. The Midwest and Waterbury deposits are all located in close proximity to existing uranium mining and milling infrastructure including provincial highways, powerlines, and Denison’s 22.5% owned McClean Lake mill.

A Concept Study evaluating the potential application of the ISR mining method at Midwest was prepared by Denison during 2022 and was formally issued to the MWJV in early 2023. Based on the positive results of the Concept Study, the MWJV provided Denison with approval to complete additional ISR-related evaluation work for Midwest.

In 2024, the evaluation plans for Midwest included an inaugural ISR field test program, intended to validate various characteristics of the Midwest Main deposit and to collect a database of geotechnical, hydrogeological, and metallurgical data to further evaluate the ISR mining conditions present at the Midwest Main deposit.

The ISR field test program was completed in the second quarter of 2024. Ten small-diameter test wells were installed within the Midwest Main deposit – including a four-well test pattern and six individual wells to test specific areas of the deposit for various characteristics. The test pattern included one injection well, one extraction well, a recharge well, and a monitoring well outfitted with a multi-channel vibrating wire piezometer. The six additional wells were drilled to their target depths and, as applicable, outfitted with well screens and/or pressure monitoring devices to facilitate broader hydrogeological testing. All wells were decommissioned at the conclusion of the program consistent with regulatory commitments.

Highlights from the program include the following:

●	Confirmed Hydraulic Conductivity: Pump and injection tests validated hydraulic connectivity in the test wells within the mineralized zone and achieved hydraulic conductivity values (a measure of permeability) consistent with the Concept Study. Sufficient permeability within the mineralized zone is a key criterion for the successful deployment of the ISR mining method.

●	Demonstrated the Effectiveness of Permeability Enhancement: One method of permeability enhancement was successfully deployed within two wells, demonstrating the suitability of the method to the Midwest Main deposit. The efficiency of permeability enhancement was verified by comparison of pre- and post-permeability enhancement hydraulic testing.

●	Metallurgical Samples Defined and Collected for Leaching Characteristics: Core samples representative of the Midwest deposit were collected during the program for use in future metallurgical tests to determine the leaching characteristics.

The field program results, along with further technical studies, are expected to be used to advance the de-risking of the ISR mining requirements to further the evaluation of the ISR mining method for the property, the results of which are anticipated to be summarized through the preparation of a PEA.

Additionally, analysis of core collected during the drilling program successfully confirmed the location and grade of mineralization within the Midwest Main deposit. The results are expected to be used to update the mineral resource estimate and provide a basis for future evaluations of mineral extraction by both ISR and the SABRE mining method. Certain core samples are also being analyzed to support future mineral processing assessments.

Kindersley Lithium Project

In January 2024, Denison entered into an agreement with Grounded Lithium Corp. (‘Grounded Lithium’) with respect to the Kindersley Lithium Project (‘KLP’) in Saskatchewan. The agreement includes a series of earn-in options, with the exercise of each earn-in option completed by way of a cash payment to Grounded Lithium as well as required work expenditures to advance the KLP.

In September 2024, Denison finalized a $4.5 million program and budget for the advancement of KLP through a robust process of technical de-risking, which is expected to conclude with the potential completion of a PFS in 2025. Activities in 2024 included: (1) the collection of formation specific field information, including the flow and concentration of various horizons of the Duperow formation, as well as collection of fresh brine for lab-based test work; (2) the initiation of a comprehensive lab-scale metallurgical test program on available DLE technology and testing on downstream processes; (3) the development of a process simulation model for lithium processing; and (4) the commencement of technical assessments required for inclusion in a future PFS.

MANAGEMENT’S DISCUSSION & ANALYSIS

In November 2024, the Company, together with Grounded Lithium, completed a field drill program at KLP’s original 4-15-33-23W3 well (the ‘4-15 Well’) – involving successful re-entry and extension of the well and completion of numerous defined objectives, including the collection of 83 m3 of bulk brine. Additionally, the Company and Grounded Lithium commenced extensive metallurgical testing with brine sent to three separate labs for independent direct lithium extraction test work. Further, a depletion modelling exercise commenced utilizing brine flow rates, pressures, and brine concentrations collected as part of the field program. This work will support the development of production models, well patterns and site infrastructure designs. These efforts represent a deliberate, planned and methodical approach to further increase the confidence level of future evaluation efforts and to support a PFS.

MINERAL PROPERTY EXPLORATION

During the year ended December 31, 2024, Denison’s share of exploration expenditures was $11,973,000 (December 31, 2023 – $9,564,000). The increase in exploration expenditures compared to the prior year period is primarily due to an increase in winter and summer exploration activities.

Exploration spending in the Athabasca Basin is generally seasonal in nature, with spending typically higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October).

The following table summarizes the 2024 exploration activities. For exploration expenditures reported in this MD&A, all amounts are reported for the year ended December 31, 2024.

EXPLORATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)(1)	Other activities
Crawford Lake	100.00%	3,334 (5 holes)	Geophysical Survey
Hatchet Lake	56.12%(2)	884 (4 holes)	-
Johnston Lake	100.00%	6,228 (8 holes)	Geophysical Survey
Moon Lake South	75.00%	7,179 (11 holes)	Geophysical Survey
Wheeler River	95.00%(3)	6,666 (12 holes)	Geophysical Survey
Waterfound	24.68%(4)	8,652 (14 holes)	Geophysical Survey

Total		32,669 (57 holes)

(1)	The Company reports total exploration metres drilled and the number of holes that were successfully completed to their target depth.
(2)	Denison’s effective ownership interest as at December 31, 2024. During the fourth quarter, Foremost completed the first phase of its earn - in under the option agreement for the Foremost Transaction, pursuant to which the Company's ownership interest in Hatchet Lake decreased to 56.12%.
(3)	Denison’s effective ownership interest as at December 31, 2024, including an indirect 5.0% ownership interest held through Denison’s 50% ownership of JCU.
(4)	Denison’s effective ownership interest as at December 31, 2024, including an indirect 12.90% ownership interest held through Denison’s 50% ownership of JCU.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Company’s land position in the Athabasca Basin, as of December 31, 2024, consists of 383,861 hectares (227 claims), as illustrated in the figure below. The land position reported by the Company excludes the land positions held by JCU. During the fourth quarter of 2024, Foremost completed the first phase of the earn-in agreement, resulting in 20% interest in 10 non-core properties being transferred, as well as the operatorship of the properties, to Foremost.

Wheeler River Exploration

Denison’s share of exploration costs at Wheeler River during the year ended December 31, 2024 was $2,481,000 (December 31, 2023 - $1,785,000).

The 2024 Wheeler River winter exploration drilling program was initiated in mid-January and was completed in early April. A total of 6,666 metres were drilled in 12 holes. The focus of the 2024 winter drill program was to identify an ISR-amenable unconformity-associated uranium deposit proximal to the proposed Phoenix infrastructure. The drill program was focused on two key areas: (1) the N Zone, located approximately four kilometres northeast of Phoenix, and (2) the RE/RW area, an underexplored, northeast-striking conductive trend that runs between the Phoenix and Gryphon deposits. Additionally, one drill hole was completed at M Zone to test the up-dip extension of a graphitic semi-brittle fault intersected during the 2020 drill program.

At the N Zone, 1,602 metres were drilled in three diamond drill holes. The drill holes were designed to test conductive anomalies identified from the 2023 N Zone Stepwise Moving Loop Electromagnetic (‘SWML EM’) survey. Elevated radioactivity measuring three to four times background was reported in each hole; however, no mineralization above a minimum cutoff of 0.05% U3O8 was observed.

Eight holes totalling 4,554 metres were drilled in the RE/RW area between Phoenix and Gryphon. Drilling in this area targeted conductive anomalies coincident with resistivity low anomalies identified from previous geophysical surveys, and also tested areas where previous drilling was determined to have identified anomalous structure, alteration, or geochemical enrichment that remained open when projected to the unconformity contact. While elevated radioactivity was observed in each hole, no mineralization above a minimum cutoff of 0.05% U3O8 was reported.

Significant structural disruption was observed in several holes completed during the program, most notably in hole WR-823, which intersected intense structural disruption and associated core loss in the basal sandstone, interpreted to represent the sandstone

MANAGEMENT’S DISCUSSION & ANALYSIS

expression of brittle reactivation along a graphitic fault observed in historical hole WR-483. Elevated uranium and elevated base metal concentrations were returned from systematic samples collected within and below the fault zone.

The best geochemical results from the RE/RW drilling were returned from WR-826, which was drilled approximately 1.7 km west-northwest of Phoenix Zone A to follow up anomalous boron values and indicative structure in historical drill hole ZR-14. WR-826 returned polymetallic enrichment along the upper contact of a semibrittle graphitic fault, intersected approximately 14 metres below the unconformity, highlighted by 173 ppm uranium, 203 ppm nickel, and 19.4 ppm cobalt. Additionally, lead isotope analysis of several spot samples collected from the basement of WR-826 indicates that the lead present in the samples is strongly radiogenic, suggesting that a significant component of the lead analyzed from the samples is likely to be the result of radioactive decay from uranium to lead. The radiogenic nature of lead samples returned from WR-826, along with the uranium and base metal enrichment returned from the basal sandstone of WR-823, highlight the prospectivity of this trend.

One hole was drilled at M Zone to test the unconformity subcrop of a graphitic semi-brittle fault intersected at depth in 2020 drill hole WR-777. The follow-up hole did not intersect significant structure, alteration, or elevated radioactivity associated with the unconformity contact.

The location of the 2024 drill holes is depicted in the figure below.

SWML EM was initiated on the Wheeler River property during the fourth quarter of 2024. The survey is designed to identify and resolve discrete conductors within gaps in existing SWML EM coverage to develop targets for future drilling campaigns. The survey was in progress at the end of the year, and continued through the first quarter of 2025.

Exploration Pipeline Properties

During the year ended December 31, 2024, exploration field programs were carried out at five of Denison’s pipeline properties (three operated by Denison). Denison’s share of exploration costs for these properties was $8,448,000. (December 31, 2023 – $7,097,000).

MANAGEMENT’S DISCUSSION & ANALYSIS

The Company continues to review, prioritize, and rationalize its Athabasca Basin exploration portfolio to continue exploring its highest priority-projects, with the potential to deliver significant and meaningful new discoveries.

Crawford Lake

The Crawford Lake property is located adjacent to the southwestern portion of Wheeler River, and borders the Moon Lake South project. Winter access to the property can be gained from the north via the Fox Lake road and from the south via the Cree Lake road. The property is underlain by Athabasca Group sandstones, which in turn overlie metamorphic rocks of the Wollaston and Mudjatik Domains. The depth to the unconformity is between 415 and 515 metres.

During the first quarter of 2024, a SWML EM survey was completed on the property to better define basement conductivity associated with the CR-3 conductive trend near the adjacent Moon Lake South property and generated targets for the fall drill program, which consisted of 5 completed holes for a total of 3,334 metres.

The 2024 Crawford Lake drill program was designed to test high-priority targets along the CR-3 trend generated from the 2024 SWML EM survey, as well as conductive anomalies on a secondary conductor located to the southeast of the CR-3, where the conductive anomalies lie coincident with resistivity low anomalies identified from historical surveys.

Several holes drilled during the 2024 Crawford Lake exploration drilling program intersected graphitic metasediments in the basement, confirming the geophysical response of the CR-3 on several drill fences. Unconformity elevation offsets of up to 20 metres were observed from the 2024 drilling, attributed to reverse fault movement along the CR-3 conductor. Additionally, several holes drilled during the program intersected broad fault zones in the basal sandstone, characterized by intense structurally-controlled desilicification resulting in significant core loss. Based on the core length affected, these structures are interpreted to represent steeply-dipping, northwest-trending fault zones, roughly perpendicular to the strike of the CR-3. The intense structural disruption, associated alteration, and elevated radioactivity observed from downhole gamma logging all suggest that the mineralizing system that has resulted in perched mineralization along strike to the northeast on the Denison-operated Moon Lake South JV may extend onto the Crawford Lake property.

The 2024 exploration drilling program was completed in October 2024 and core samples collected during the drill program have been submitted to the SRC geoanalytical lab, with results expected in 2025.

Johnston Lake

During the first quarter of 2024, a Small Moving Loop Electromagnetic (‘SML EM’) survey was completed on the Company’s 100%-owned Johnston Lake property to better define basement conductivity associated with the MJ1 conductive trend and generate targets for future drill testing on the project. The final processed data set was received early in the second quarter of 2024, and several of the conductivity anomalies identified from the survey were targeted as part of the 2024 Johnston Lake exploration drilling program, which began in June and was completed in August.

The 2024 Johnston Lake exploration drilling program consisted of a total of 6,228 metres drilled in eight completed holes, and one abandoned hole. In addition to testing conductivity anomalies along the MJ-1 trend, the program sought to evaluate the extents of significant geochemical anomalies identified from historical drilling. Although significant structural disruption, alteration and elevated radioactivity indicative of a potentially mineralizing system, were identified in each hole, no significant mineralization grading greater than 0.05% eU3O8 was observed from radiometric probing. Geochemical and assay samples were submitted to the SRC geoanalytical lab and final results are anticipated to be received in 2025.

Moon Lake South

The Moon Lake South property is located adjacent, to the west, of the Wheeler River project and north of Denison’s 100% owned Crawford Lake project, approximately 30 kilometres northwest of Cameco Corporation’s Key Lake Operation. The Moon Lake South project is a joint venture between Denison, which holds a 75% interest in the property, and CanAlaska Uranium Ltd., which holds the remaining 25% interest. Denison is the project operator.

The 2024 winter exploration program consisted of eight completed diamond drill holes totalling 5,634 metres, designed to evaluate the potential to expand the footprint of high-grade uranium mineralization discovered in 2023 drill hole MS-23-10A, and to test conductivity anomalies identified from SWML EM surveys completed in the area to identify additional mineralization along strike of known mineralized occurrences identified in 2021.

Low-grade uranium mineralization was encountered in three of the eight holes completed during the winter program. MS-24-23 tested the unconformity 32 metres due west of the mineralization discovered in 2023 drill hole MS-23-10A (2.46% U3O8 over 8.0 metres), intersecting uranium mineralization at the sub-Athabasca unconformity grading 0.12% eU3O8 over 0.6 metres. Drill hole MS-24-25, drilled

MANAGEMENT’S DISCUSSION & ANALYSIS

to target the unconformity 115 metres due west of MS-23-10A, intersected uranium mineralization grading 0.12% eU3O8 over 0.4 metres, hosted at the contact between a fault zone and a graphitic pelite.

The third mineralized intersection was returned from hole MS-24-27, which was drilled to target the unconformity approximately 915 metres northeast of MS-23-10A, and 250 metres along strike to the southwest of low-grade mineralization intersected in 2021 drill hole MS-21-06. MS-24-27 intersected mineralization grading 0.08% eU3O8 over 0.2 metres, associated with the contact between a graphitic pelite and an underlying granitic unit, lying approximately 45 metres below the unconformity.

Additionally, the SWML EM survey that was initiated in the fourth quarter of 2023 was completed in February 2024. The data is of good quality and successfully resolved the position of the CR-3 conductor in the survey area. The 2023/2024 SWML EM survey results have been integrated with other geophysical, geological, and geochemical data in the area to guide future exploration activities on the property.

A supplementary drill program was carried out in the fall of 2024, designed to test strong conductivity anomalies identified from the 2024 SWML EM survey, interpreted to represent the CR-3 conductor in the vicinity of three mineralized showings along strike to the northeast. The drill program consisted of three diamond drill holes totaling 1,545 metres. Two of the drill holes failed to explain the conductive response outlined from the 2024 SML EM survey. While the third hole of the program encountered elevated radioactivity approximately 90 centimetres below the unconformity, the results of downhole gamma logging did not indicate mineralization that exceeded a 0.05% eU3O8 cutoff. Drilling was completed during the first week of October, and select samples were sent to the SRC geoanalytical lab. The results are anticipated to be received in 2025.

Waterfound

Waterfound is operated by Orano Canada. Denison has an effective 24.68% ownership interest in the project, including its 11.78% direct interest and a 12.90% indirect interest from its 50% ownership of JCU.

The 2024 exploration diamond drill program was designed to focus on the D-1 North conductor, which hosts the Crocodile and Alligator Zones, in an area where the conductor takes a significant bend from an E-W orientation to NNE-SSW. Ten drill holes were completed during the 2024 winter drilling program for a total of 6,136 metres. Elevated radioactivity was encountered in each hole completed during the winter drilling program.

The summer exploration drilling program began in early June and was completed in early July, during which an additional 2,516 metres were drilled in four completed holes, bringing the total for the year to 8,652 metres drilled in 14 completed holes. Low-grade, basement-hosted mineralization was encountered in three of the four holes completed during the 2024 summer drilling program. Assay results from drill core samples collected during the summer exploration program are pending.

A small direct current resistivity survey was completed over the eastern portion of the D-1 North trend to identify resistivity low anomalies that may be indicative of enhanced hydrothermal alteration related to a potentially mineralizing system. The survey was suspended in early April due to deteriorating conditions related to the spring thaw and resumed in July and was completed in early August.

Hatchet Lake

Prior to the closing of the first phase of the earn-in option with Foremost on October 4, 2024 (see Denison press releases dated September 24, 2024 and October 7, 2024), Hatchet Lake was a joint venture between Denison (70.15%) and Eros Resources Corp (29.85%). With the completion of the first option phase of the Foremost Transaction, Foremost has acquired a 14.03% stake in the Hatchet Lake joint venture, and Denison’s ownership interest has decreased to 56.12%. In addition, Foremost has assumed operatorship of the project during the earn-in.

The Hatchet Lake Project consists of nine mineral dispositions totalling 10,212 hectares. The property is split into two non-contiguous claim blocks: the Richardson grid, which consists of four claims totalling 5,328 hectares; and the Hatchet South claim block, which consists of five Claims totalling 4,884 hectares. The Richardson block hosts multiple mineralized drill holes, with grades of up to 1.52% U3O8, and covers the strike extension of Cameco’s Richardson grid, where historical drilling has identified multiple high-grade unconformity-associated uranium intercepts. The Hatchet South claim block contains the Tuning Fork Grids, where previous drilling has identified low-grade uranium mineralization grading up to 0.1% U3O8, along with significant copper, arsenic, and boron enrichment.

In 2024, prior to entering into the Foremost Transaction, Denison completed a diamond drilling program to test the extent of previously identified geochemical anomalies that are associated with significant structure and alteration. A total of 884 metres was drilled in four diamond drill holes, two holes along the Richardson Trend and two holes at Tuning Fork. Significant alteration and structure was observed in each of the four completed holes.

Results from analysis of core samples collected during the 2024 program were received early in 2025. Samples from drill holes along the Richardson trend returned strongly anomalous uranium values, highlighted by hole RL-24-29 which intersected uranium mineralization

MANAGEMENT’S DISCUSSION & ANALYSIS

grading 0.11% U3O8 over 0.2 metres. Additionally, lab results returned from the two holes completed at Tuning Fork (TF-24-11 and TF 24-12) returned anomalous uranium and elevated levels of boron (up to 5,670 ppm), copper (up to 233 ppm), nickel (up to 387 ppm), and cobalt (up to 209 ppm). This level of pathfinder element concentrations are potentially indicative of a uranium mineralizing system.

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $16,495,000, during the year ended December 31, 2024 (December 31, 2023 – $13,760,000). These costs are mainly comprised of head office salaries and benefits, share based compensation, audit and regulatory costs, legal fees, investor relations expenses, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses during the year, was predominantly driven by an increase in share-based compensation and head office salaries and benefits due to increases in headcount.

OTHER INCOME AND EXPENSE

During the year ended December 31, 2024, the Company recognized a net other expense of $31,249,000 (December 31, 2023 – net other income of $136,472,000).

The main drivers of the other income/expense are as follows:

Fair value losses on uranium investments

During 2021, the Company acquired 2,500,000 pounds of U3O8 at a weighted average cost of $36.67 (US$29.66) per pound U3O8 (including purchase commissions of $0.05 (US$0.04) per pound U3O8) to be held as a long-term investment to strengthen the Company’s balance sheet and potentially enhance its ability to access project financing in support of the future advancement and/or construction of Wheeler River. Given that this material is held for long-term capital appreciation, the Company’s holdings are measured at fair value, with changes in fair value between reporting dates recorded through profit and loss. In 2023, the Company sold 200,000 pounds of U3O8 at a weighted average price of $99.50 (US$73.38) per pound U3O8. In 2024, the Company sold 100,000 pounds of U3O8 at a weighted average price of $135.98 (US$100.00) per pound U3O8. As at December 31, 2024, the Company held 2,200,000 pounds of U3O8.

During the year ended December 31, 2024, the spot price of U3O8 decreased from $120.35 (US$91.00) per pound U3O8 as at December 31, 2023, to $105.40 (US$73.00) per pound U3O8 at December 31, 2024, resulting in a fair value of the Company’s uranium investments of $231,088,000 and mark-to-market loss for the year ended December 31, 2024 of $32,129,000 on the Company’s uranium holdings (December 31, 2023 – mark to market gain of $134,180,000) including a realized gain on sale of $9,950,000 (US$7,050,000) from the second quarter uranium sales (December 31, 2023 – realized gain on sale of $12,604,000 or US$8,775,000).

Fair value gains/losses on portfolio investments

During the year ended December 31, 2024, the Company recognized a loss $4,934,000 on portfolio investments carried at fair value (December 31, 2023 – loss of $9,000). Gains and losses on investments carried at fair value are determined by reference to the closing share price of the related investee at the end of the period, or, as applicable, immediately prior to disposal.

Fair value gains/losses on F3 Debentures

During the year ended December 31, 2023, the Company completed a $15 million strategic investment in F3 Uranium Corp. (‘F3’) in the form of unsecured convertible debentures, which carry a 9% coupon and are convertible at Denison’s option into common shares of F3 at a conversion price of $0.56 per share. During the third quarter of 2024, F3 completed an arrangement whereby F3 transferred 17 prospective uranium exploration projects to F4 Uranium (‘F4’). As a result of the spin out, for the conversion price of $0.56, Denison will now receive one share of F3 and 1/10 of a share of F4. F3 has the right to pay up to one third of the quarterly interest payable by issuing common shares. F3 will also have certain redemption rights on or after the third anniversary of the date of issuance of the Debentures and/or in the event of an F3 change of control. As a result of the Debentures’ conversion and redemption features, the contractual cash flow characteristics of these instruments do not solely consist of the payment of principal and interest and therefore the debentures are accounted for as a financial asset at fair value through profit and loss.

During the year ended December 31, 2024, the Company recognized mark-to-market loss of $2,565,000 (December 31, 2023 – mark-to-market gain of $565,000) on its investments in the debentures mainly due to a decrease in the F3 share price between December 31, 2023 and December 31, 2024, which reduced the value of the debenture’s embedded conversion option.

Gain on receipt of proceeds from Uranium Industry a.s.

In January 2022, the Company executed a Repayment Agreement (‘RA’) pursuant to which the parties negotiated the repayment of the debt owing from Uranium Industry a.s. (‘UI’) to Denison in connection with the Company’s sale of its mining assets and operations located

MANAGEMENT’S DISCUSSION & ANALYSIS

in Mongolia to UI in 2015 for upfront cash consideration as well as the rights to receive additional contingent consideration. Under the terms of the RA, UI has agreed to make scheduled payments of the amounts owing from the sale of the Mongolia operations through a series of quarterly installments and annual milestone payments, until December 31, 2025. The total amount due to Denison under the RA, including amounts received to date, is approximately US$16,000,000, inclusive of additional interest to be earned over the term of the agreement at a rate of 6.5% per annum. To date, the Company has collected US$11,800,000 of the amounts due under the RA. The RA includes customary covenants and conditions in favour of Denison, including certain restrictions on UI’s ability to take on additional debt, in consideration for Denison’s deferral of enforcement of the arbitration award while UI is in compliance with its obligations under the RA.

During the year ended December 31, 2024, the Company received US$3,900,000 from UI (December 31, 2023 – US$3,100,000), of which a portion relates to reimbursement of legal and other expenses incurred by Denison. The increase in payments received in 2024, as compared to the prior year period, is a function of the repayment schedule. During the year ended December 31, 2024, as a result of the payments received, the Company recorded gains related to the Mongolia sale receivable of $5,256,000 (December 31, 2023 – $4,097,000). This receivable is recorded at fair value at each period end (December 31, 2024 and December 31, 2023 – $nil).

Foreign exchange losses/gains

During the year ended December 31, 2024, the Company recognized a foreign exchange gain of $2,278,000 (December 31, 2023 – gain of $321,000). The foreign exchange gain is predominantly due to the impact of the increase in the US dollar to Canadian dollar exchange rate during the year on US dollar cash balances.

EQUITY SHARE OF INCOME FROM JOINT VENTURES

During the year ended December 31, 2024, the Company recorded its equity share of income from JCU of $16,000 (December 31, 2023 – loss of $4,400,000). The Company records its share of income or loss from JCU one month in arrears, based on the most available financial information, adjusted for any subsequent material transactions that have occurred. The change to equity share of income of JCU in 2024 compared to a loss in 2023 was predominantly due to adjustments by Denison to the fair value of the financial liability owed by JCU.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $108,518,000 at December 31, 2024 (December 31, 2023 – $131,054,000).

The decrease in cash and cash equivalents of $22,536,000 was due to net cash used in operations of $40,384,000, partially offset by net cash provided by investing activities of $426,000 and cash provided by financing activities of $15,154,000, as well as a foreign exchange effect on cash and cash equivalents of $2,268,000.

Net cash used in operating activities of $40,384,000 was primarily due to the net loss for the period adjusted for non-cash items, including fair value adjustments.

Net cash provided by investing activities of $426,000 was primarily due to proceeds on disposal of investments in uranium in the second quarter, partially offset by the Company’s incremental investment in JCU, an increase in property, plant & equipment relating to long lead items for the Wheeler River project, and the purchase of equity investments.

Net cash provided by financing activities of $15,154,000 includes the net proceeds from the Company’s private placement issuance of 3,000,000 common shares, on a flow-through basis, at a price of $4.70 on December 20, 2024 (‘2024 FT Offering’) for gross proceeds of $14,100,000, as well as proceeds received from the exercise of 1,105,167 shares upon the exercise of employee stock options.

Use of Proceeds

2021 ATM Program Financing

As disclosed in the Company’s prospectus supplement to the 2021 Base Shelf Prospectus dated September 28, 2021 (‘September 2021 Prospectus Supplement’), the net proceeds raised under the 2021 ATM Program were expected to be utilized to potentially fund Wheeler River evaluation and detailed project engineering, long lead project construction items, as well as general, corporate and administrative expenses, subject to the actual amount raised. The Company’s use of proceeds from this offering was in line with that disclosed in the September 2021 Prospectus Supplement. The 2021 ATM Program was terminated on October 11, 2023.

MANAGEMENT’S DISCUSSION & ANALYSIS

October 2023 Financing

As disclosed in the Company’s prospectus supplement to the 2021 Base Shelf Prospectus dated October 11, 2023 (‘October 2023 Prospectus Supplement’), the net proceeds of the October 2023 equity financing are expected to be utilized to fund the advancement of the Phoenix project through the procurement of long lead items (including associated engineering, testing, and design), exploration and evaluation expenses, as well as general, corporate and administrative expenses. During the period from the closing of the financing in October 2023 to December 31, 2024, the Company’s use of proceeds from this offering was in line with that disclosed in the October 2023 Prospectus Supplement.

2024 Flow Through Financing

As at December 31, 2024, the Company has spent $nil towards its obligation to spend $14,100,000 on eligible Canadian exploration expenditures related to the 2024 FT Offering.

Revolving Term Credit Facility

On December 18, 2024, the Company entered into an agreement with the Bank of Nova Scotia (‘BNS’) to extend the maturity date of the Company’s credit facility to January 31, 2026 (the ‘Credit Facility’). Under the Credit Facility, the Company has access to letters of credit of up to $23,964,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged by the amendment – including a requirement to provide $7,972,000 in cash collateral on deposit with BNS to maintain the current letters of credit issued under the Credit Facility.

Contractual Obligations and Contingencies

The Company has the following contractual obligations at December 31, 2024:

					After
(in thousands)	Total	1 Year	2-3 Years	4-5 Years	5 Years
Accounts payable and accrued liabilities	$21,333	$21,333	$-	$-	$-
Lease liabilities	3,265	393	770	759	1,343
Debt obligations	83	45	38	-	-
Capital commitments	25,814	9,957	15,857	-	-
	$50,495	$31,728	$16,665	$759	$1,343

Exploration Spending Required to Maintain Exploration Portfolio in Good Standing

The Company has a portfolio of mineral properties, predominantly composed of 227 mineral claims in the Athabasca Basin region of Saskatchewan, Canada as at December 31, 2024. Under The Mineral Tenure Registry Regulations in Saskatchewan, once a claim has been ‘staked’, it may be held for an initial two-year period, and this period may be renewed year to year, subject to the holder expending a minimum required amount on exploration on the claim lands. Exploration expenditures that exceed the annual spending requirements may be carried forward and applied against future spending requirements. In addition, the Company, has mine surface lease payment obligations through its ownership interest in the MLJV and MWJV.

In order to maintain the Company’s current exploration portfolio in good standing for a period of five years, the Company’s share of the required exploration expenditures is outlined in the table below.

(in thousands)	Total	1 Year	2 Year	3 Year	4-5 Years
Exploration expenditures required to maintain claim status	$1,938	$34	$255	$371	$1,278
Surface lease payments	200	40	40	40	80
	$2,138	$74	$295	$411	$1,358

The Company routinely assesses its exploration portfolio in order to rank properties in accordance with their exploration potential. From time to time, strategic decisions are made to either acquire new claims, through staking or purchase, or to allow claims to lapse. Claims are allowed to lapse if the Company determines that no further exploration work is warranted by the Company. The amounts in the table

MANAGEMENT’S DISCUSSION & ANALYSIS

above were calculated based on currently approved legislation and assumes that the land claims held at the date of the MD&A would be maintained for the duration of five years. In addition, where Denison holds a claim with a partner, the Company has assumed that each partner will fund its share of the required expenditures. Where a partner is funding exploration expenditures subject to an earn-in agreement, the Company has assumed that the earn-in options will be exercised.

Reclamation Sites

The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. The Company’s reclamation liability, at December 31, 2024, is estimated to be $ 32,314,000, which is the present value amount that is expected to be sufficient to cover the projected future costs for reclamation of the Company’s mill and mine operations. There can be no assurance, however, that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.

Elliot Lake – The Elliot Lake uranium mine was closed in 1992 and capital works to decommission the site were completed in 1997. The remaining provision is for the estimated cost of monitoring the tailings management areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to licences issued by the CNSC. In the fourth quarter of 2024, an adjustment of $1,821,000 was made to decrease the reclamation liability to reflect minor adjustments in future plans as well as changes in the long-term discount rate used to arrive at the Company’s best estimate of the present value of the total reclamation cost that will be required in the future. Spending on restoration activities at the Elliot Lake sites is funded from the Elliot Lake reclamation trust fund. At December 31, 2023, the amount of restricted cash and investments relating to the Elliot Lake reclamation trust fund was $3,652,000.

McClean Lake and Midwest – The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the CNSC. Cost estimates of future decommissioning and reclamation activities are prepared every 5 years and filed with the applicable regulatory authorities for approval. The most recent approved reclamation plan is dated November 2021 and was approved in January 2022. The Company’s best estimate of its share of the present value of the total reclamation liability is derived from this plan. In the fourth quarter of 2024, the Company decreased the liability by $812,000 to reflect changes in the long-term discount rate used to estimate the present value of the reclamation liability. The majority of the reclamation costs are expected to be incurred between 2038 and 2056.

Under the Mineral Industry Environmental Protection Regulations, 1996, the Company is required to provide its pro-rata share of financial assurances to the Province of Saskatchewan. Under the November 2021 approved plan, the Company has put in place financial assurances of $22,972,000, providing irrevocable standby letters of credit from BNS in favour of Saskatchewan Ministry of Environment (‘SKMOE’). As at December 31, 2024, to provide the required standby letters of credit, the Company is utilizing the Credit Facility.

Other – The Company’s exploration and evaluation activities are subject to environmental regulations as set out by the Saskatchewan government. Cost estimates of expected future decommissioning and reclamation activities are recognized when the liability is incurred. During the fourth quarter of 2024, an adjustment of $646,000 was made to increase the reclamation liability to reflect the reclamation activities undertaken in 2024 related to the previously completed Pheonix FFT activities, as well as changes in the long-term discount rate used to arrive at the Company’s best estimate of the present value of the total reclamation cost that will be required in the future. As at December 31, 2024, the Company has provided a standby letter of credit, under the Credit Facility, in the amount of $992,000 to the SKMOE related to this obligation.

MANAGEMENT’S DISCUSSION & ANALYSIS

FINANCIAL INSTRUMENTS AND INVESTMENTS

		Financial	Fair	December 31,	December 31,
		Instrument	Value	2024	2023
(in thousands)		Category (1)	Hierarchy	Fair Value	Fair Value

Financial Assets:
Cash and equivalents		Category B		$108,518	$131,054
Trade and other receivables		Category B		3,075	1,913
Investments
Equity instruments (shares)		Category A	Level 1	7,767	10,390
Equity instruments (warrants)		Category A	Level 2	280	127
Convertible Debentures	`	Category A	Level 3	13,000	15,565
Restricted cash and equivalents
Elliot Lake reclamation trust fund		Category B		3,652	3,259
Credit facility pledged assets		Category B		7,972	7,972
				$144,264	$170,280
Financial Liabilities:
Account payable and accrued liabilities		Category C		21,333	10,822
Debt obligations		Category C		2,414	417
				$23,747	$11,239

Notes:

1.	Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; Category C=Financial liabilities at amortized cost.

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include currency risk, equity price risk, credit risk, interest rate risk, liquidity risk and commodity price risk.

Currency Risk

Changes in the value of the Canadian dollar compared to foreign currencies will affect the value, as reported, of the Company’s foreign denominated investments in uranium, cash and cash equivalents, trade and other receivables, and trade and other payables.

As the prices of uranium are quoted in U.S. currency, fluctuations in the Canadian dollar relative to the U.S. dollar can significantly impact the valuation of the Company’s holdings of physical uranium from a Canadian dollar perspective.

At December 31, 2024, the Company is exposed to some foreign exchange risk on its net U.S dollar financial asset position, including cash and cash equivalents held in U.S. dollars, predominantly as a result of U.S dollar financing activities.

At December 31, 2024, the Company’s net U.S dollar financial assets and uranium investments were $26,539,000 and $231,088,000, respectively, in CAD dollars. The impact of the U.S dollar strengthening or weakening (by 10%) on the value of the Company’s net U.S dollar-denominated assets is as follows:

	December 31 2024	Sensitivity
	Foreign	Foreign	Change in
	Exchange	Exchange	net income
(in thousands except foreign exchange rates)	Rate	Rate	(loss)
Currency risk
CAD weakens	1.4389	1.5828	25,762
CAD strengthens	1.4389	1.2950	(25,762)

MANAGEMENT’S DISCUSSION & ANALYSIS

Equity Price Risk

The Company is exposed to equity price risk on its investments in equity instruments of other publicly traded companies. At December 31, 2024, a 10% increase in the equity price should increase the value of the Company’s holdings of equity instruments by $689,000, while a 10% decrease would decrease the value of the Company’s holdings of equity instruments by $684,000. The Company is also exposed to equity price risk on its convertible debt with F3 due to the underlying equity price of the invested company. The sensitivity analysis below illustrates the impact of equity price risk on the convertible debt instruments held by the Company:

Absolute change	At December 31, 2024	10% increase	10% decrease

Equity price of F3	$0.26	0.28	0.23
Convertible debenture fair value (in thousands)	$13,000	13,300	12,600

Credit Risk

Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company believes that the carrying amount of its cash and cash equivalents, trade and other receivables, restricted cash and investments, and Debentures represents its maximum credit exposure.

The maximum exposure to credit risk at the reporting dates is as follows:

	At December 31	At December 31
(in thousands)	2024	2023

Cash and cash equivalents	$108,518	$131,054
Trade and other receivables	3,075	1,913
Restricted cash and investments	11,624	11,231
Investments-convertible debenture	13,000	15,565
	$136,217	$159,763

The Company limits the risk of holding cash and cash equivalents and restricted cash and investment by dealing with credit worthy financial institutions. The majority of the Company’s normal course trade and other receivables balance relates to a small number of customers who have established credit worthiness with the Company through past dealings. Based on its historical credit loss experience, the Company has recorded an allowance for credit loss of $nil on its normal course trade and other receivables as at December 31, 2024 and December 31, 2024.

The Company’s Mongolia Sale Receivable is accounted for at fair value and is assessed as having a fair value of $nil using Level 3 inputs.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its liabilities through its outstanding borrowings and on its assets through its investments in debt instruments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The sensitivity analysis below illustrates the impact of interest rate risk on the F3 Debentures at December 31, 2024:

Absolute change	Base	1% increase	1% decrease

Credit spread	19%	20%	18%
Convertible debenture fair value (in thousands)	$13,000	12,800	13,300

Liquidity Risk

Liquidity risk, in which the Company may encounter difficulties in meeting obligations associated with its financial liabilities as they become due, is managed through the Company’s planning and budgeting process, which determines the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents,

MANAGEMENT’S DISCUSSION & ANALYSIS

debt instruments, equity investments, uranium holdings, and its access to credit facilities and capital markets, if required.

Commodity Price Risk

The Company’s investments in uranium are recorded at fair value, with changes in fair value being recorded in the statement of profit or loss. At December 31, 2024, a 10% increase in the uranium spot price would increase the value of the Company’s holdings of physical uranium by $23,109,000, while a 10% decrease would decrease the value of the Company’s holdings of physical uranium by $23,109,000.

TRANSACTIONS WITH RELATED PARTIES

Korea Electric Power Corporation (‘KEPCO’)

Denison and KHNP Canada Energy Ltd. (‘KHNP Canada’) (which is an indirect subsidiary of KEPCO) are parties to a Strategic Relationship Agreement, which provides for a long-term collaborative business relationship between the parties and includes a right of KHNP Canada to nominate one representative to Denison’s Board of Directors provided that its shareholding percentage is at least 5%.

KHNP Canada is also the majority member of the Korea Waterbury Uranium Limited Partnership (‘KWULP’). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation and Waterbury Lake Uranium Limited Partnership, entities whose key asset is Waterbury.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents, and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Year Ended December 31,	Year Ended December 31,
(in thousands)	2024	2023

Salaries and short-term employee benefits	$4,397	$3,302
Share-based compensation	3,314	2,865
	$7,711	$6,167

The increase in salaries and short-term employee benefits awarded to key management is predominantly driven by an increase in headcount. The group of key management employees expanded from five in 2023 to nine in 2024 following internal promotions to fill the following roles: Vice President Technical Services and Project Evaluation, Vice President Environment, Sustainability & Regulatory, Vice President Exploration, and Vice President Human Resources.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

Common Shares

At March 13, 2025, there were 895,744,101 common shares issued and outstanding and a total of 908,567,019 common shares on a fully-diluted basis.

Stock Options and Share Units

At March 13, 2025, there were 5,630,167 stock options, and 7,192,751 share units outstanding.

MANAGEMENT’S DISCUSSION & ANALYSIS

DISCONTINUED OPERATIONS

Closed Mine Services

At the end of August 2023, the Company’s long-term third-party closed mines services contract came to an end. With the termination of this contract, the Company determined that it would cease providing third-party care and maintenance services and will no longer earn revenue from Closed Mines services. The Company is now solely focused on care and maintenance of its own legacy mine sites.

OUTLOOK FOR 2025

The 2025 Outlook reflects a significant ramp up of expenditures as Denison advances the Phoenix ISR project towards a FID and ultimately project execution, which is expected to commence in early 2026. The following Outlook, represents the Company’s best estimate of its cash flows for the year:

(‘000)	2025 OUTLOOK(2,3)
Mining Segment
Mineral Sales	9,298
Development & Operations	(17,493)
Exploration	(16,877)
Evaluation – Phoenix	(38,802)
Evaluation – Other	(16,466)
Capital Additions from Phoenix Long Lead Procurement	(76,613)
JCU Cash Contributions	-
(154,953)
Corporate and Other Segment
Corporate Administration & Other	(5,662)
(5,662)
Net forecasted cash outflow (1)	$(162,615)

Notes:

1.	Only material operations shown.
2.	The outlook is prepared on a cash basis.
3.	As discussed in Wheeler River Uranium Project above, the outlook reflects Denison funding 100% of expenditures for the WRJV.

MINERAL SALES

During 2025, Denison expects to generate $9.3 million in uranium sales revenue (net of selling costs, including the Saskatchewan resource surcharge and non-income tax production royalties) from the sale of approximately 135,000 pounds U3O8 of its share of the uranium production planned from the MLJV SABRE mining program.

DEVELOPMENT & OPERATIONS

Development and operation expenditures are budgeted to be $17.5 million for 2025.

Denison’s share of operating and capital expenditures at the Orano Canada operated MLJV and MWJV are budgeted to be $15.3 million.

Denison’s share of the budget for the MLJV includes $5.7 million of mining and millings costs related to the SABRE mining program at the McClean North Pod 1 East, which is forecasted to produce approximately 800,000 pounds of U3O8 in mine production and approximately 600,000 pounds of U3O8 in finished goods (Denison’s share – approximately 135,000 pounds U3O8).

Also included in Denison’s share of the MLJV budget is $7.0 million of mine development and sustaining capital costs to: (1) complete additional pilot holes at Pod 1 East ($2.4 million) consisting of four pilot holes related to 2025 mining activities and 22 pilot holes to facilitate the continuation of mining in 2026; (2) carry out a delineation drilling program at Pod 1 West to inform future mine plans; (3) construct the mining pad for Pod 1 West; (4) procure required materials and equipment for the SABRE mine site; and (5) to complete certain required mill upgrades.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison’s share of the MWJV budget is $2.0 million, which includes $1.2 million to complete a feasibility study-level assessment for the use of the SABRE mining method, site engineering, road design, and a mill debottlenecking study to examine the possibility of increasing the mill capacity through mill upgrades, and environmental studies and EA updates to accommodate SABRE; (2) $0.8 million for an ISR de-risking program comprised of field work, metallurgical studies and engineering studies, that could support the completion of a future PFS.

Operating expenditures in 2025 are also expected to include $1.1 million for reclamation costs related to Denison’s legacy mine sites in Elliot Lake.

EXPLORATION

The exploration budget for 2025 is estimated at $16.9 million (Denison’s share).

Denison-operated exploration programs planned for 2025 have been designed to focus on the following objectives:

1)	Wheeler River: Operate a drill program at the Gryphon deposit to increase resource confidence, expand the estimated resources, and collect valuable geotechnical and hydrological data for use in a future Gryphon FS, as well as drill test high-priority exploration targets in proximity to planned Phoenix infrastructure. A total of 23,600 metres of diamond drilling is proposed for the project in 2025.

2)	Waterbury Lake: Resume active exploration drilling with the focus on testing prospective areas for the presence of high-grade, ISR-amenable unconformity-associated uranium deposits that have the potential to be mined as a satellite deposit to THT. A total of 6,000 metres of diamond drilling is proposed for the project in 2025.

3)	Pipeline Projects: Continue efforts to refill and re-evaluate the target inventory within Denison’s exploration project portfolio – including geophysical programs proposed along the CR-3 conductor trend on Moon Lake South and the adjacent Crawford Lake project. Additional geophysical surveying is also planned for the Johnston Lake project to replenish the target inventory for future drill programs.

4)	Non-Denison Operated Projects: Fund Denison’s share of non-operated exploration drill programs, including the Waterfound project (12,000 metres of planned diamond drilling), the McClean Lake project (5,500 metres of planned diamond drilling), and the Wolly project (planned 3,500 metres of diamond drilling). Orano Canada is the operator of all three projects.

EVALUATION

The evaluation budget for 2025 is estimated at $55.3 million (Denison’s share). Evaluation efforts are planned for several projects as outlined below.

1)

Phoenix ($38.8 million): To advance the project to be ready for an FID following the anticipated approval of permits in early 2026, evaluation efforts at Phoenix are expected to include (i) overhead and program management costs; (ii) the completion of the detailed design engineering design process, (iii) efforts in support of the completion of the provincial and federal licensing and permitting process including regulatory fees, (iv) completion of pre-FID construction planning, and (v) continued advancement of IBA negotiations with additional interested parties. Additionally, the budget includes $9.0 million for a pre-construction EA commitment field program focused on remediation of previous exploration drill holes.

2)

Gryphon ($4.3 million): Designed to resume project de-risking through the completion of additional field programs and engineering trade-off studies. The results of these programs and studies are intended to support a future decision regarding the advancement of Gryphon evaluation efforts to a potential future FS level assessment.

3)

Tthe Heldeth Túé ($10.3 million): Evaluation efforts are planned to proceed in a staged manner that is expected to be results driven. Completion of a PFS for the THT ISR project and the results of a planned resource confirmation / delineation drilling program will inform a potential decision to proceed with FS level technical assessments and the development of field programs to support the potential future completion of a FS level study. Additional results driven scopes include the potential initiation of a provincial EA and CNSC licensing of the project.

4)

KLP ($1.7 million): Evaluation efforts, which commenced in September 2024 and are continuing into 2025, include metallurgical test work, engineering design work, trade-off studies, and economic analyses. These efforts are expected to culminate in the completion of a PFS study.

MANAGEMENT’S DISCUSSION & ANALYSIS

CAPITAL ADDITIONS – PHOENIX

The 2025 Outlook includes $76.6 million for the continuation of procurement of equipment and facilities needed to maintain the project execution schedule. This long lead item procurement spend in 2025 includes $15.1 million in pre-FID engineering design and initial deposits on certain items, and $61.5 million in capital purchases that formed part of the estimated initial capital cost of the project in the Phoenix FS.

JCU CASH CONTRIBUTIONS

The budget for 2025 includes cash contributions to JCU of $nil as JCU is fully funded to cover its anticipated funding share of project expenditures at Waterfound, Close Lake, Wolly, Beatty River, Christie Lake, Kiggavik, and Millennium.

CORPORATE ADMINISTRATION AND OTHER INCOME

Cash corporate administration expenses are budgeted to be $13.4 million in 2025, and include head office salaries and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses, project financing costs, marketing expenses and all other costs related to operating a public company with listings in Canada and the United States.

Other income in 2025 is expected to mainly include (i) cash inflows of $5.7 million in connection with payments due under the RA with UI, and (ii) interest income of $3.8 million on the Company’s unrestricted and restricted cash and short-term investments.

SOURCES OF FUTURE FUNDING

The Company is entering 2025 with approximately $339.6 million in cash, cash equivalents, and physical uranium holdings, which provides adequate financial resources for the company to fund its planned activities for the year, and to be well positioned to commence construction of the Phoenix project in early 2026. Additional sources of financing are being evaluated to fund the remainder of the capital required to execute on the Phoenix ISR project as well as to support the Company’s growth initiatives. Denison is currently debt free and is prioritizing credit-related instruments as a primary source of additional funding.

ADDITIONAL INFORMATION

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of its management, including the President and Chief Executive Officer and the Vice-President Finance and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s ‘disclosure controls and procedures’ (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Executive Officer and the Vice President Finance and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2024.

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted its evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024.

There has not been any change in the Company’s internal control over financial reporting during 2024 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

MANAGEMENT’S DISCUSSION & ANALYSIS

Mineral property impairment reviews and impairment adjustments

At each reporting date, the Company assesses whether there is an indicator that its mineral properties may be impaired. Judgement is applied in identifying whether or not an indicator exists. Impairment indicators exists when facts and circumstances suggest that the carrying amount of a mineral property may exceed its recoverable amount. When an indicator is identified, the Company determines the recoverable amount of the property, which is the higher of an asset’s fair value less costs of disposal or value in use. An impairment loss is recognized if the carrying value exceeds the recoverable amount. The recoverable amount of a mineral property may be determined by reference to estimated future operating results and discounted net cash flows, current market valuations of similar properties or a combination of the above. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverable amount of a specific mineral property asset. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts and the impairment losses recognized.

Reclamation obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed or a constructive or legal obligation exists. The valuation of the liability typically involves identifying costs to be incurred in the future and discounting them to the present using an appropriate discount rate for the liability. The determination of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ materially from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

RISK FACTORS

Denison’s business, the value of its common shares (the ‘Shares’) and management’s expectations regarding the same are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of Denison to be materially different than anticipated. The following information pertains to the outlook and conditions currently known to Denison that have been identified with the potential to have a material impact on the financial condition of the Company. The risks set out below are not the only risks Denison faces. Risks and uncertainties not currently known to the Company or that have currently been assessed as immaterial may also materially and adversely affect Denison’s business, financial condition, results of operations and prospects. Other factors may arise in the future that are currently not foreseen by Denison, which may present additional risks in the future. Current and prospective security holders of Denison should carefully consider these risk factors.

Risks Relating to the Company and the Mining Industry

There is no assurance that Denison will be successful in generating and/or obtaining sufficient financing to fund its operations.

The exploration and development of mineral properties and operation of mines and associated facilities requires a substantial amount of capital and the ability of the Company to proceed with any of its plans with respect thereto depends on its ability to: (a) obtain financing through joint ventures, equity financing, debt financing or other means, (b) monetize current uranium investments, and (c) produce income from the sale of future produced uranium inventory.

The Company is currently in discussions with several parties, including financial institutions, strategic and other potential investors, and financial and legal advisors, to evaluate appropriate sources of financing for the construction of Phoenix, assuming the receipt of applicable permits and approvals, including the approval of the EA and the Licence to Construct, and the making of an FID by the Denison Board. Funding for construction and development of Phoenix may come from various sources, including Denison’s strategic holdings of physical uranium and/or new financing transactions or arrangements, including equity financing, debt financing, stream financing, joint venturing or other means. There is no assurance that the Company will be successful in generating and/or obtaining required financing as and when needed on acceptable terms.

For example, general market conditions, volatile uranium markets, changing international policies, a claim against the Company, a significant disruption to the Company’s business or operations, or other factors may make it difficult to secure the financing necessary to fund the substantial capital that is typically required in order to advance a mineral project, such as Wheeler River, through the testing, feasibility, engineering and permitting processes necessary to support a production decision, or to place a property into commercial production.

Failure to obtain sufficient financing as and when needed on acceptable terms could result in the delay or indefinite postponement of any or all of the Company’s exploration, development or other growth initiatives.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison anticipates having negative operating cash flows in future periods, for which funds will have to be sourced or raised.

Denison had negative operating cash flow for recent past financial reporting periods. Denison anticipates that it will continue to have negative operating cash flow until such time, if at all, its Wheeler River project goes into production. To the extent that Denison has negative operating cash flow in future periods, Denison may need to allocate a portion of its cash reserves and/or physical uranium holdings to fund such negative cash flow. Denison may also be required to raise additional funds through the issuance of equity or debt securities, or asset sales. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to Denison.

Denison’s access to public financing and credit can be negatively impacted by global financial conditions.

Global financial conditions are subject to volatility arising from international geopolitical and global economic developments, general financial market turbulence, and market expectations of the same. Examples of such are the broad market impacts observed in connection with the Russia-Ukraine war and evolved trading policies announced by the United States. Access to public financing and credit in Canada can be negatively impacted by global financial conditions. Accordingly, the health of the global financing and credit markets may impact the ability of Denison to obtain equity or debt financing in the future and the terms at which financing or credit is available to Denison. Instances of volatility and market turmoil could adversely impact Denison's operations and the trading price of the Shares.

Mineral exploration and development are inherently speculative, and there is no assurance that the Company’s uranium interests are or will be commercially mineable.

Exploration for minerals and the development of mineral properties are speculative and involve significant uncertainties and financial risks that even a combination of careful evaluation, experience and technical knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored result in the discovery of a commercially mineable deposit and/or are ultimately developed into producing mines. As at the date hereof, many of Denison’s projects are preliminary in nature and mineral resource estimates include inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Major expenses may be required to properly evaluate the prospectivity of an exploration property, to estimate mineral resources, establish mineral reserves and ultimately develop an orebody. There is no assurance that the Company’s uranium deposits are commercially mineable.

The value of an investment in Denison could be materially impacted if the Company is unable to establish technical or economic feasibility for its projects, obtain required regulatory approvals and permitting, or maintain estimated project execution objectives and milestones.

Denison’s uranium production is dependent in part on the successful development of its known ore bodies, discovery of new ore bodies and/or revival of previously existing mining operations. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon market conditions, as well as the results of exploration and evaluation programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense and risk. It is impossible to ensure that Denison’s current exploration and development programs will result in profitable commercial mining operations.

Projects being considered for development are subject to the completion of successful feasibility studies, engineering studies and environmental assessments, the issuance of necessary governmental permits and the availability of adequate financing, the completion or attainment of which are subject to their own risks and uncertainties. The inability to achieve necessary tasks or obtain required inputs, or any delays in the achievement of any key project tasks or inputs, could cause significant delays in timing, cost or results of the assessment of feasibility and/or the process to advance any project to a development decision. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve and resource estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; political and economic climate; and uranium prices, which are historically volatile and cyclical.

For Wheeler River, the Company has been able to estimate the existence of mineral resources and mineral reserves and establish the potential for economic feasibility for commercial development, as set forth in, and subject to the estimates and assumptions described in, the Wheeler Technical Report. Substantial expenditures are still required prior to obtaining the required environmental approvals, permits and assets needed to commence commercial operations.

Where a feasibility study is completed by Denison, such as the Phoenix FS, any estimates of mineral reserves and mineral resources, development costs and schedule, operating costs and estimates of future cash flow contained therein, will be based on Denison’s interpretation of the information available to-date. Development projects have no operating history upon which to base developmental and operational estimates. Particularly for development projects, economic analyses and feasibility studies contain estimates based upon many factors, including estimates of mineral reserves, the interpretation of geologic and engineering data, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of uranium from the ore, estimated operating costs, anticipated climatic conditions and other factors. In addition, results from further studies completed on the project may alter the plans and/or schedule for a project, which in turn may cause potentially significant delays to previous estimates of schedule and/or

MANAGEMENT’S DISCUSSION & ANALYSIS

increases in estimated costs. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production. For example, the plan and schedule, the capital and operating cost projections, and the related economic indicators, in the Wheeler Technical Report may vary significantly from actual expenditures.

It is not unusual in the mining industry for new mining operations to take longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated. Any of the following events, among others, could affect the profitability or economic feasibility of a project or delay or stop its advancement: unavailability of necessary capital, unexpected problems during the start-up phase delaying production, unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, project execution and management challenges due to rapid growth and administrative changes and reliance on third parties, unavailability of labour, increases in operating costs (including due to inflation), increased costs of mining or processing and refining facilities, unavailability of economic sources of power and water, unanticipated transportation costs, changes in government regulations (including regulations with respect to the environment, prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, etc.), changes or delays in permitting and regulatory approval processes or restrictions associated with permitting or regulatory approvals, fluctuations in uranium prices, accidents, labour actions and force majeure events.

The ability to sell and profit from the sale of any eventual mineral production from a property will be subject to the ability to economically satisfy product quality specifications of the licensed uranium conversion facilities (‘Facilities’) and/or third-party customers, contractual commitments, the prevailing conditions in the applicable marketplace at the time of sale, and applicable government regulations. The demand for uranium and other minerals is subject to global economic influences and changing attitudes of consumers and demand from end-users.

Many of these factors are beyond the control of a mining company and therefore represent a market risk which could impact the long-term viability of Denison and its operations.

Selection and use of novel mining methods present significant opportunities, as well as increased execution risk, for Denison.

As disclosed in the Wheeler Technical Report, Denison has selected the ISR mining method for production at the Phoenix deposit. While industry best practices have been utilized in the development of its estimates and technical studies, and field testing completed to date indicates that ground conditions and the mineral reserves estimated to be contained within the deposit are amenable to extraction by way of ISR to the level of certainty appropriate for a feasibility study, actual conditions could be materially different from those estimated.

The MLJV has developed the patented SABRE mining method, and has previously evaluated this innovative mining method via test mining at McClean Lake. While important milestones for the SABRE technology have been achieved to date, actual operations for a full-scale mining operation have not been proven and could be materially different than currently projected or otherwise anticipated. It is possible that actual costs and economic returns of any mining operations may differ materially from Denison’s or the MLJV’s best estimates, as applicable.

If these novel mining methods can be advanced, their commercial use beyond the projects for or on which they are being developed could present a significant opportunity for Denison and/or the MLJV to expand upon the benefits of such investments in innovation; however, the ability and process for a joint venture, or either partner thereof, to use the mining method on projects outside of their respective joint ventures has not yet been established.

The Company’s project viability and operational outlook could be negatively impacted by the volatility and sensitivity to fluctuations in uranium market prices.

The value of the Company’s current physical uranium holdings, its estimates of mineral resources and mineral reserves, and the viability of future production for its projects are heavily influenced by long and short term market prices of U3O8. Historically, these prices have seen significant fluctuations, and have been and will continue to be affected by numerous factors beyond Denison’s control. Such factors include, among others: demand for nuclear power, political, economic and social conditions in uranium producing and consuming countries, public and political response to nuclear incidents, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supplies from other secondary sources, production levels and costs of production from primary uranium suppliers, and forward contracts of U3O8 supplies.

Uranium prices failing to reach or sustain projected levels can impact operations by requiring a reassessment of the Company’s financial resources and/or the economic viability of the Company’s projects, and such reassessment alone may cause substantial delays and/or interruptions in project development, which could have a material adverse effect on the results of operations and financial condition of Denison.

Changes in uranium supply and demand dynamics, geopolitical and economic conditions, and/or international trade regulations could also materially impact the demand for Denison’s projected future production. If Denison is unable to sell uranium inventory as and when needed on acceptable terms, or then-current economic or logistical conditions negatively impact its ability to enter and/or fulfill commercial sales contracts, it could have a material adverse effect on the results of operations and financial condition of Denison.

MANAGEMENT’S DISCUSSION & ANALYSIS

If the Company proceeds with the development of Phoenix, Denison expects to use a uranium contracting strategy for its uranium production to reduce volatility in its future earnings and cash flow from exposure to fluctuations in uranium prices while maintaining exposure to future price increases. Such strategy is expected to be made up of fixed and/or base-escalated priced contracts and market-related priced contracts, including medium-to long term and spot related transactions and other commercial arrangements. Contracts that include some element of fixed or base-escalated pricing bear the risk of opportunity losses for the quantities sold, as Denison may not realize the benefits of subsequent increases in U3O8 prices; whereas, purely market-related priced contracts or spot market transactions would expose Denison to fluctuations in uranium prices that could adversely impact its future earnings, cash flows, financial condition, results of operations or prospects. There is no assurance that Denison’s contracting strategy will be successful and may not adequately mitigate Denison’s exposure to factors that could adversely impact its future earnings, cash flows, financial condition, results of operations or prospects.

Denison will endeavour to enter into contracts for future delivery of uranium based upon expected production and other factors. Should Denison’s actual production and/or uranium inventory available for delivery fall short of expectations or contracted amounts, it may be required to procure replacement uranium for delivery into contracts under adverse terms and conditions, or face potential consequences of failure to deliver in accordance with its obligations. Conversely, if Denison enters into contracts for uranium quantities less than its available uranium inventory and/or expected uranium production, it may be unable to find alternative means of selling such potential excess quantities on adequate terms, or at all. Any such outcomes could adversely impact Denison’s future earnings, cash flows, financial condition, results of operations or prospects.

Denison’s operations are dependent on permitting and licensing.

The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which may involve the coordination of multiple governmental agencies. The ability of the Company to obtain and maintain permits and approvals and to successfully explore and evaluate properties and/or develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that impact the environment and human health and safety at its projects and in the surrounding communities.

The real or perceived effects of the activities of other mining companies, locally or globally, may also adversely impact the Company’s ability to obtain and maintain permits and approvals. Mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Denison's operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison's operations. Such actions could have an adverse effect on Denison's ability to advance its projects and, as a result, on its financial position and results.

Environmental and regulatory review has become a long, complex and uncertain process that can cause potentially significant delays. Obtaining these government and regulatory approvals includes among other things, completing environmental assessments and engaging with Indigenous and local communities. The timely completion of the approval processes is challenged by relatively limited resources utilized by applicable government and regulatory agencies. In addition, future changes in governments, regulations and policies, such as those impacting Denison’s mining operations and uranium transport, could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long-term business prospects. There can be no assurance that the Company will obtain or renew all necessary permits on acceptable terms or in a timely manner. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison.

Denison’s operations are subject to extensive regulatory and policy risk.

Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by federal, provincial, and state governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, engagement with Indigenous peoples, and other matters. Compliance with such laws and regulations is currently, and has historically, increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities.

Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have.

It is possible that the costs, delays and other effects associated with such laws and regulations may impact Denison’s decisions with respect to exploration and development properties, including whether to proceed with exploration or development. It is also possible that such laws and regulations may result in Denison incurring significant costs due to a material change required to the methods of mining, milling, transportation and other project elements and/or to remediate or decommission properties in accordance with applicable environmental standards beyond those already established and estimated by the Company.

MANAGEMENT’S DISCUSSION & ANALYSIS

Failure to comply with applicable laws, regulations and permitting requirements, even inadvertently, may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies may be required to compensate others who suffer loss or damage by reason of their exploration or other activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Denison is subject to risks and uncertainties related to engagement with Canada’s First Nations and Métis Peoples.

First Nations and Métis rights, entitlements and title claims may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations in northern Saskatchewan are entitled to pursue hunting, fishing and other activities on their traditional lands and continue to assert title to the minerals within the lands. Métis people have not signed treaties; they assert Indigenous rights throughout Saskatchewan, including Indigenous title over the Company’s project lands.

Managing relations with the local First Nations and Métis communities is a matter of paramount importance to Denison. Engagement with, and consideration of other rights of, potentially affected Indigenous peoples may require accommodations, including undertakings regarding funding, contracting, environmental practices, employment and other matters. In the course of engagement, the Company also faces competing interests and demands. This may affect the timetable and costs of exploration, evaluation and development of the Company’s projects.

The Company’s relationships with communities of interest are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and communities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in proximity to which it operates. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this regard will mitigate this potential risk.

The inability of the Company to maintain positive relationships with local First Nations and Métis communities and other communities of interest may result in additional obstacles to permitting, increased legal challenges, or other disruptions to the Company’s exploration, development and production plans, and could have a significant adverse impact on the Company’s share price and financial condition.

Denison could be negatively impacted by its reliance on contractors and experts.

In various aspects of its operations, Denison relies on the services, expertise and recommendations of its service providers and their employees and contractors, whom often are engaged at significant expense to the Company. For example, the decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend in large part upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified third-party engineers and/or geologists.

If the Company proceeds with the development of Phoenix, the timely and cost-effective completion of the work will significantly depend on the satisfactory performance of Denison’s contractors, which may include design and engineering consultants responsible for the different elements of the site and mine plans, procurement, construction management and/or construction contractors. If any of these contractors or consultants do not perform to accepted or expected standards, there could be significant delays or cost consequences for the project and the Company. Denison is taking efforts to mitigate that risk, including planning for an integrated project team to manage all aspects of the Phoenix project. While Denison emphasizes the importance of conducting operations in a technically sound, safe, sustainable and cost-effective manner, it cannot exert absolute control over the actions of these third parties when providing services to Denison or otherwise operating on Denison’s properties. Any failure to act or material error, omission, act of negligence or act resulting in a technical failure, environmental pollution, accidents or spills, industrial and transportation accidents, work stoppages or other actions could adversely affect the Company’s operations and financial condition.

Failure to maintain qualified and experienced employees on which Denison depends could result in business interruption.

Denison’s success depends on the efforts and abilities of certain senior officers and key employees. Certain of Denison’s employees have significant experience in the uranium industry, and the number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals.

Denison’s success also depends on the availability of and its competitiveness for qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees. Effective staffing is about having the right numbers of the right people, in the right place at the right time, with the suitable knowledge, skill and experience to operate safety and effectively and to maintain compliance with internal controls, procedures and policies. To meet the Company’s objectives, Denison has been and will continue to need to increase its staffing levels to ensure it has suitable and sufficient organizational structures, staffing and competencies in place to effectively and reliably carry out its activities.

As Denison continues with the development of Phoenix and its activities increase, Denison will require additional skilled labour, such as construction, operations, engineering, and financial personnel. There is a risk that Denison will not be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If Denison is not successful in attracting,

MANAGEMENT’S DISCUSSION & ANALYSIS

training and retaining qualified personnel, the development of Phoenix and the efficiency of Denison’s operations could be impaired, which could have an adverse impact on Denison’s results of operations and financial condition. In addition, failure to adequately address such operational risks could result in breakdowns in internal procedures and systems, which could have a material adverse impact on the Company.

Disagreements or disputes with Denison’s joint venture counterparties could materially adversely impact the Company’s operations.

The Company is party to a number of joint venture arrangements which are material to the Company. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s business prospects, results of operations and financial condition: disagreements with joint venture partners on how to conduct exploration or development activities; inability of joint venture partners to meet their obligations to the joint venture or third parties; and disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters. The Company is, and has been, involved in disputes with its joint venture partners pursuant to the dispute resolution provisions of a joint venture agreement or civil claims. Any such disputes may not be resolved in the Company’s favour.

Public health emergencies could materially impact business and operation plans.

As in the case of COVID-19, public health emergencies may cause disruptions to the Company’s business and operational plans. Such disruptions may result from (i) restrictions that governments and communities impose to address the emergency, (ii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others, (iii) shortages of employees and/or unavailability of contractors and subcontractors, and/or (iv) interruption of supplies from third parties upon which the Company relies. A disruption may have a material adverse effect on the Company’s business, financial condition and results of operations, which could be rapid and unexpected.

Compliance costs and risks of non-compliance with environmental, health, safety and other regulations could have a material adverse impact on Denison’s financial condition or results of operations.

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter regulation may continue. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse impact on the costs or the viability of a particular project.

Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain health, safety and/or environmental conditions that must be met, and Denison’s right to pursue its development plans is dependent upon receipt of, and compliance with, additional permits, licences and approvals. Failure to obtain such permits, licences and approvals and/or meet any conditions set forth therein could have a material adverse effect on Denison’s financial condition or results of operations.

Although the Company believes its operations comply, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Health and safety hazards may pose a risk to Denison’s employees, contractors and operations.

Exploration and mining development and operating activities represent inherent safety hazards and maintaining the health and safety of the Company’s employees and contractors is of paramount importance to Denison. The Company has policies, procedures and controls in place intended to maintain the health and safety of its operations. Notwithstanding such efforts, safety incidents may still occur. Significant potential risks include, but are not limited to, vehicle accidents, unsafe road conditions or events and contact with energized sources.

Operations in the uranium industry are subject to risks uniquely associated with uranium mining and processing. For example, the risk of over-exposure to radiological materials by the Company’s employees, contractors, or others is inherent in Denison's operations, as they involve the treatment, monitoring, possession, handling, storage and/or transportation of radioactive materials (uranium, radon, etc.).

Employees involved in activities in remote areas may also be exposed to additional hazards as a result of equipment failure, such as risk of failure of heating equipment or damage to camp facilities; risk of being stranded due to breakdown or damage to mobile equipment, or risk of attacks on employees by wildlife. The impact of such hazards could be exacerbated by limited access to first aid or other medical care and/or delayed emergency response time.

Any incident resulting in serious injury or death could have profound impacts on the Company, its employees and others, as well as result in litigation and/or regulatory action (including, but not limited to suspension of development activities, fines or penalties), or otherwise adversely affect the Company’s reputation and ability to meet its objectives.

MANAGEMENT’S DISCUSSION & ANALYSIS

Mineral reserve and resource estimates may prove inaccurate.

Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated quantities of uranium are in the ground and could be produced, or that Denison will receive the prices assumed in determining its mineral reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry best practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences and geological interpretations, which may ultimately prove inaccurate. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. The evaluation of mineral reserves or resources is always influenced by economic and technological factors, which may change over time.

Global demand fluctuations and international trade restrictions could adversely affect Denison’s outlook and financial condition.

The international nuclear fuel industry, including the supply of uranium concentrates, is relatively small compared to other minerals, and is generally highly competitive and heavily regulated. Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions. For example, the supply and marketing of uranium from Russia is limited by international trade agreements and could be impacted by policy changes in the United States and/or elsewhere.

In general, trade agreements, governmental policies and/or trade restrictions are beyond the control of Denison and may affect the supply of uranium available for use in markets like the United States and Europe, which are currently the largest markets for uranium in the world. Similarly, trade restrictions or foreign policy have the potential to impact the ability to supply uranium to developing markets, such as China and India. If substantial changes are made to regulations affecting the global marketing and supply of uranium, the Company’s business, financial condition and results of operations may be materially adversely affected.

Lack of public acceptance of nuclear energy and competition from other energy sources may result in lower demand for uranium.

Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a clean means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are, to some extent, interchangeable with nuclear energy, particularly over the longer term. Technical advancements in, and government subsidies for, renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates. Sustained lower prices of alternate forms of energy may result in lower demand for uranium concentrates.

Market projections for future demand for uranium are based on various assumptions regarding the rate of construction and approval of new nuclear power plants, as well as continued public acceptance of nuclear energy around the world. The rationale for adopting nuclear energy can be varied, but often includes the clean and environmentally friendly operation of nuclear power plants, as well as the affordability and round-the-clock reliability of nuclear power. A change in public sentiment regarding nuclear energy could have a material impact on the number of nuclear power plants under construction, planned or proposed, which could have a material impact on the market’s and the Company’s expectations for the future demand for uranium and the future price of uranium.

The Russia-Ukraine war has highlighted to many global policymakers the significant geopolitical risk associated with an over reliance on sources of energy from politically unstable jurisdictions. In many cases, this has resulted in increased calls for a renewed focus on energy independence, to which many nations have identified nuclear power as a potentially critical energy alternative that can both improve energy sovereignty and support the achievement of carbon emission reduction climate goals.

Denison is reliant on other operators for the advancement and maintenance of certain of its joint venture interests.

For certain of Denison’s property interests, Denison is not the operator and therefore is not in control of the applicable activities and operations. As a result, Denison is and will be, to a certain extent, dependent on the operators for the nature and timing of activities related to these interests and may be unable to direct or control such activities.

As an example, Orano Canada is the operator and majority participant in the MLJV and MWJV. The McClean Lake mill employs unionized workers who work under collective agreements. Orano Canada, as the operator, is responsible for most operational and production decisions and all dealings with unionized employees, and its decisions drive mill and mining operations. Similarly, Orano Canada is responsible for all licensing and dealings with various regulatory authorities. Orano Canada maintains the regulatory licences for operation of the McClean Lake mill, all of which are subject to renewal from time to time and are required in order for the mill to operate in compliance with applicable laws and regulations. Any lengthy work stoppages, or disruption to the operation of the mill or mining operations as a result of a licensing matter or regulatory compliance, may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison is reliant on the licensed storage facilities with which it stores its physical uranium.

Any uranium purchased by the Company will be stored at one or more Facilities, each owned by different third-party organizations. As the number of duly licensed Facilities is limited, there can be no assurance that storage arrangements that are commercially beneficial to the Company will remain readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material impact on the Company’s plans with respect to the physical uranium holdings.

As there is only one Facility in Canada, storage for a portion of the Company’s uranium holdings is with a Facility in the United States, and conversion and storage arrangements for the Company’s current uranium holdings and any future uranium production, as applicable, could be impacted by geopolitical or international trade factors.

By holding its investments in uranium with licensed Facilities, the Company is exposed to the credit risks of any such Facilities and their operators. There is no guarantee that the Company can fully recover all of its investments in uranium held with the Facilities. Failure to recover all uranium holdings could have a material adverse effect on the financial condition of the Company.

Any loss or damage of the uranium may not be fully covered or absolved by contractual arrangements with the Facilities or the Company’s insurance arrangements, and the Company may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Any failure to recover all of the uranium holdings could have a material adverse effect on the financial condition of the Company.

Fluctuations in foreign exchange rates could negatively affect the Company.

The Company maintains its accounting records and reports its financial position and results in Canadian dollars. Fluctuations in the U.S. currency exchange rate relative to the Canadian currency could significantly impact the Company, including its financial results, operations or the trading value of its securities, as the price of uranium is quoted in U.S. dollars, and a decrease in value of U.S. dollars would result in a relative decrease in the valuation of uranium and the associated market value from a Canadian currency perspective. Exchange rate fluctuations, and any potential negative consequences thereof, are beyond the Company’s control.

The Company may not realize the intended benefits of its transactions.

Denison has completed a number of transactions over the last several years, including the acquisition of physical uranium, and investments in Foremost, Cosa, KLP, JCU and F3. Despite Denison’s belief that these transactions, and others which may be completed in the future, will be in Denison’s best interest and benefit the Company and Denison’s securityholders, Denison may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid or received to complete the transactions. This could result in significant accounting impairments or write-downs of the carrying values of mineral properties or other assets and could adversely impact the Company and the price of its Shares.

Denison may be unable to exploit, expand and replace mineral reserves and mineral resources.

Denison’s mineral reserves and resources estimated for its projects are currently the only projected future sources of possible uranium production. Unless other mineral reserves or resources are discovered or acquired, Denison’s sources of future production for uranium concentrates will decrease over time if its current mineral reserves and mineral resources are exploited or otherwise revised. There can be no assurance that future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while Denison believes that many of its properties demonstrate development potential, there can be no assurance that they can or will be successfully developed and put into production in future years.

Competition for properties could limit the Company’s ability to add to or replace mineral reserves and mineral resources.

Significant competition exists for the limited supply of mineral lands available for acquisition. Participants in the mining business include large established companies with long operating histories. In certain circumstances, the Company may be at a disadvantage in acquiring new properties as competitors may have incumbency advantages, greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield resources or reserves or result in commercial mining operations.

Challenges to Denison’s title to or interest in its properties could have a material adverse effect on Denison’s operations.

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the federal, provincial and local governments in Canada, as well as by First Nations and Métis.

There is also a risk that Denison's title to, or interest in, its properties may be subject to defects or challenges. If such defects or challenges cover a material portion of Denison's property, they could have a material adverse effect on Denison's results of operations, financial condition, reported mineral reserves and resources and/or long-term business prospects.

MANAGEMENT’S DISCUSSION & ANALYSIS

Failure to renew or a default in obligations under the Credit Facility or other debt arrangement, as applicable, could have a material adverse impact on Denison’s operations and financial condition.

The Credit Facility has a term of one year, which has been renewed annually, and will need to be renewed again on or before January 31, 2026. There is no certainty what terms of any renewal may be, or any assurance that such renewal will be made available to Denison.

Denison is required to satisfy certain financial covenants in order to maintain its good standing under the Credit Facility. Denison is also subject to a number of restrictive covenants under the Credit Facility and the Ecora Transaction, such as restrictions on Denison’s ability to incur additional indebtedness and sell, transfer or otherwise dispose of material assets. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way.

Events may occur in the future, including events out of Denison’s control, which could cause Denison to fail to satisfy its obligations under the Credit Facility, Ecora Transaction or other debt instruments. In such circumstances, the amounts drawn under Denison's debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The Credit Facility and Ecora Transaction are secured by a pledge of the shares of Denison Mines Inc. If Denison were to default on its obligations under the Credit Facility, Ecora Transaction or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison’s assets.

Restrictions on change of control could delay or disrupt transactions otherwise beneficial to the Company or its securityholders.

The Ecora Transaction and certain other of Denison’s agreements contain provisions that could adversely impact Denison in the case of a transaction that would result in a change of control of Denison or certain of its subsidiaries. If consent is required from our counterparty and the counterparty chooses to withhold its consent, then such transaction opportunity could have to be abandoned or if such transaction were to proceed the counterparty could seek to terminate certain agreements with Denison, including certain agreements forming part of the Ecora Transaction, or require Denison to buy the counterparty’s rights back from them, which could adversely affect Denison’s financial resources and prospects. If applicable, these restrictive contractual provisions could delay or discourage a change in control of our company that could otherwise be beneficial to Denison or its securityholders.

Inaccuracy of decommissioning and reclamation estimates and insufficiency of financial assurance could impact the Company’s operations and financial condition.

As owner of the Elliot Lake decommissioned sites and part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are secured, and cash and other assets of the Company have been reserved to secure this obligation. Although the Company’s financial statements record a liability for the asset retirement obligation, and the security requirements are periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

As Denison’s properties approach or go into decommissioning, regulatory review of the Company’s decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required from Denison in the future by regulatory authorities.

Technical innovation and obsolescence could reduce the demand for the Company’s uranium.

Requirements for Denison’s products and services may be affected by technological changes impacting the mining and/or nuclear industries. For example, technological changes in nuclear reactors, enrichment and used uranium fuel processing could reduce the demand for uranium. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

Denison’s insurance coverage may not be sufficient to cover losses from risks inherent in exploration and mining operations resulting in material economic harm to Denison.

Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities in which it has an interest; personal injury or death; environmental damage; delays in or interruption of or cessation of exploration, development, production or processing activities; or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium exploration, mining and processing, as applicable, additional costs and risks are incurred by Denison and its joint venture partners on a regular and ongoing basis.

Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue

MANAGEMENT’S DISCUSSION & ANALYSIS

to be available, that it will be available at economically feasible premiums, or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

Incidents with respect to Denison’s containment management obligations could have a material and adverse effect on its reputation, financial condition and results of operations.

Denison does not currently have any tailings production. However, the Company’s closed mines group is engaged in long-term monitoring for Denison’s closed mines in Elliot Lake, Ontario for which decommissioning and restoration has been completed. Such monitoring includes the operation of tailings storage facilities, the results of which are reviewed regularly by the Canadian Nuclear Safety Commission and the Elliot Lake Joint Regulatory Group, which consists of federal and provincial regulators. Denison’s other exploration and evaluation activities may also produce waste materials, for which containment procedures and practices are in place, in accordance with applicable regulatory and permit requirements. However, there is a risk of environmental contamination or other adverse effect due to a release of radioactive material or other materials produced by the Company’s activities if the infrastructure prepared therefor is not sufficient to achieve appropriate containment. Such an occurrence could have a material and adverse effect on the Company’s reputation, financial condition and results of operations.

The Company could be negatively impacted by any failure to comply with applicable anti-bribery and anti-corruption laws.

The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act of 1977, as amended. Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses which could adversely affect the Company’s business, results from operations, and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents, sub-contractors or joint venture partners are located or may be located in the future.

Climate change poses unique challenges that could materially impact Denison’s operations or financial condition.

Due to changes in local and global climatic conditions, many analysts and scientists predict an increase in the frequency of extreme weather events such as floods, droughts, forest and brush fires and extreme storms. Such events could materially disrupt the Company’s operations, particularly if they affect the Company’s sites, impact local infrastructure, disrupt supply chains, or threaten the health and safety of the Company’s employees, contractors and/or local communities. In addition, reported warming trends could result in later freeze-ups and warmer lake temperatures in the Athabasca Basin region, potentially affecting the Company’s winter exploration programs at certain of its material projects. Any such event could result in material economic harm to Denison.

The Company is focused on operating in a manner designed to minimize the environmental impacts of its activities; however, certain environmental impacts from mineral exploration and mining activities may be inevitable. Increased environmental regulation and/or the use of fiscal policy by regulators in response to concerns over climate change and other environmental impacts, such as additional taxes levied on activities deemed harmful to the environment, could have a material adverse effect on Denison’s financial condition or results of operations.

Information systems upon which the Company may rely could be insufficient and/or vulnerable to cyberattack.

One of the Company’s material assets is its operational data and intellectual property and the ability to effectively retain and access that data is a priority for Denison. There is a risk that corporate data management systems are not implemented or utilized effectively to achieve ease of access and retrieval of timely, accurate and meaningful information about the business operations and risks to enable informed decision-making.

The accessibility of the Company’s corporate data may also be compromised through information security breaches. Although to date the Company has not experienced any information security breaches or any losses relating to cyber-attacks, there can be no assurance that the Company will not incur such losses in the future.

One of the most important things a company can do to prevent information security breaches is to ensure its people understand the importance of protecting its data and systems. In light of that, the Company has an Information Technology Acceptable Use Policy for its employees, for which it seeks annual review and affirmation of compliance, with procedures and practices in place designed to protect Denison’s information technology (“IT”) infrastructure. Denison also regularly deploys mandatory company-wide information technology and cyber-security training, to ensure familiarity with the risks and mitigation strategies.

The Company's operations depend upon the availability, capacity, reliability and security of its IT infrastructure, and its ability to expand and update this infrastructure as required, to conduct daily operations. Denison relies on various IT systems in all areas of its operations, including financial reporting, contract management, exploration and development data analysis, human resource management, regulatory compliance and communications with employees and third parties.

These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as network and/or hardware disruptions resulting from incidents such as unexpected interruptions or failures,

MANAGEMENT’S DISCUSSION & ANALYSIS

natural disasters, fire, power loss, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures.

The ability of the IT function to support the Company’s business in the event of any such occurrence and the ability to recover key systems from unexpected interruptions cannot be fully tested. There is a risk that, if such an event occurs, the Company’s continuity plan may not be adequate to immediately address all repercussions of the disaster. In the event of a disaster affecting a data centre or key office location, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner. As a result, the failure of Denison’s IT systems or a component thereof could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Unauthorized access to Denison’s IT systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations or disruption to the Company’s business activities or its competitive position. Further, disruption of critical IT services, or breaches of information security, could have a negative effect on the Company’s operational performance and its reputation. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

The Company applies technical and process controls in line with industry-accepted standards to protect information, assets and systems, and is always considering initiatives to enhance its cyber and data security; however, these controls may not adequately prevent cyber-security breaches. There is no assurance that the Company will not suffer losses associated with cyber-security breaches in the future, and may be required to expend significant additional resources to investigate, mitigate and remediate any potential vulnerabilities. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Events could cause the cost and impact of maintenance of key infrastructure and equipment to be significant or unexpected.

For continued operations and to ensure the health and safety of employees and others, the Company must maintain diverse physical assets and infrastructure. The cost of operation and maintenance and the operating performance of such facilities may be adversely affected by a variety of factors, including regular and unexpected maintenance and replacement expenditures; the aging of facilities which may reduce their operating performance and increase the cost of maintenance; potential breakdown or failure of equipment requiring emergency or temporary response; catastrophic events such as fires, explosions, earthquakes, volcanic eruptions, landslides, floods, releases of hazardous materials, severe storms or similar occurrences; and other factors discussed in these risk factors. Any of these events could significantly increase the expenses incurred by the Company and/or materially and adversely affect its business, financial condition and future results.

Conflicts of interest with the Company’s directors or officers could have a material adverse impact on the Company.

Some of the directors and officers of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences would be that corporate opportunities presented to a director or officer of Denison may be offered to another company or companies with which the director or officer is associated, and may not be presented or made available to Denison. The directors and officers of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and, where applicable for directors, to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the Ontario Business Corporations Act.

Disclosure and internal control systems provide reasonable assurance, but not absolute assurance, with respect to the reliability of the Company’s financial reporting.

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

Interests of KEPCO and KHNP may not always be consistent with the interests of other securityholders.

Pursuant to the KHNP SRA, KHNP Canada is contractually entitled to representation on the Company’s board of directors (the “Board”). Provided KHNP Canada holds over 5% of the Shares, it is entitled to nominate one director for election to the Board at any shareholder meeting.

KHNP Canada’s right to nominate a director may give KHNP Canada influence on decisions made by Denison's Board. Although KHNP Canada’s director nominee will be subject to duties under the OBCA to act in the best interests of Denison as a whole, such director

MANAGEMENT’S DISCUSSION & ANALYSIS

nominee is likely to be an employee of KHNP and he or she may give special attention to KHNP’s or KEPCO’s interests as indirect shareholders. The interests of KHNP and KEPCO, as indirect shareholders, may not always be consistent with the interests of other securityholders.

The KHNP SRA also includes provisions granting KHNP Canada a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KHNP Canada may negatively affect Denison’s ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large indirect shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate KEPCO or KHNP Canada’s support.

Risks Related to Our Securities

Fluctuations in the market price of the Shares are often outside the control of the Company and could materially impact securityholders’ investments in the Company and the Company’s access to capital.

The market price of the Shares may experience wide fluctuations which may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of the Company. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries – including mining and nuclear energy – and volatile trading due to unpredictable general market or trading sentiments.

The market price of the Shares are likely to increase or decrease in response to a number of events and factors, including: Denison’s operating performance and the performance of competitors and other similar companies; the breadth of the public market for the Shares and the attractiveness of alternative investments; volatility in metal prices; the number of Shares to be publicly traded after an offering pursuant to any prospectus or prospectus supplement; the public’s reaction to the Company’s press releases, material change reports, other public announcements and its filings with the various securities regulatory authorities; the arrival or departure of key personnel; public perception of the nuclear industry and reaction to the developments therein; changes in recommendations by research analysts who track the Shares or the shares of other companies in the sector; developments that affect the market for all resource sector securities; changes in general economic and/or political conditions (including inflation); acquisitions, strategic alliances or joint ventures involving Denison or its competitors; and the other risk factors listed herein.

Many of these factors that could impact the market price of the Shares are not directly related to Denison’s results or operations and are, therefore, not within Denison’s control. Accordingly, the market price of the Shares at any given point in time may not accurately reflect the long-term value of Denison.

In recent years, the Company has been affected by the results of a seemingly significant change in investor sentiment towards nuclear energy and uranium in connection with a global trend towards the transition to “clean” energy sources, which is believed to have resulted in increased trading volumes and price volatility of the Shares. Investor sentiment can change quickly, and investors may make investment decisions based on third party media and/or social media discussions that may not accurately reflect the Company’s disclosure or actual results of operations. Such sentiments may cause volatility in the trading price of the Shares and may or may not be reflective of individual investor’s views as to the value of the underlying assets.

Market sentiment and trading in an entity’s shares can also be impacted by its inclusion in, or exclusion from, certain equity benchmarks and/or investable indices. For example, in 2021 the Shares were added to the S&P/TSX Composite Index, the headline index for the Canadian equity market. This inclusion could impact the Share price positively, with increased interest in purchasing the Common Shares. However, a decline in the index could result in investors selling the Shares of the Company for reasons that are unrelated to the Company’s operating results, underlying asset values or prospects. In addition, the removal of the Company from the S&P/TSX Composite Index could have a negative impact on the market price of the Shares, as certain shareholders who link investments to the index could be required to sell the Shares for reasons that are unrelated to the Company’s operating results, underlying asset values or prospects.

Accordingly, the market price of the Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of the Shares may be materially adversely affected.

Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Dilution from further issuances could impact the value of a securityholder’s investment in the Company.

While active in exploring for new uranium discoveries in the Athabasca Basin region, Denison’s present focus is on advancing the Wheeler River project to a development decision, with the potential to become the next large scale uranium producer in Canada. Denison will require additional funds to further such activities.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison may sell additional debt or equity securities (including through the sale of securities convertible into Shares) to finance its exploration, evaluation, development, construction and other operations, acquisitions or other projects. Denison is authorized to issue an unlimited number of Shares. Denison cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Shares. With any additional sale or issuance of equity securities, investors may suffer dilution of their voting power and it could reduce the value of their investment.

QUALIFIED PERSON

Chad Sorba, P.Geo., Denison’s Vice President Technical Services & Project Evaluation, who is a ‘Qualified Person’ within the meaning of this term in has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s evaluation programs.

Andy Yackulic, P.Geo., Denison’s Vice President Exploration, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s exploration programs.

For more information regarding each of Denison’s material projects discussed herein, you are encouraged to refer to the applicable technical reports available on the Company’s website and under the Company’s profile on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar.shtml):

●	For the Wheeler River project, the ‘Technical Report for the Wheeler River project titled ‘NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada’ with an effective date of June 23, 2023;

●	For the Waterbury Lake project, ‘Preliminary Economic Assessment for the Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada’ with an effective date of October 30, 2020;

●	For the Midwest project, ‘Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada’ dated March 26, 2018; and

●	For the McClean Lake project, (A) the ‘Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada’ dated November 21, 2005, as revised February 16, 2006, (B) the ‘Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada’ dated March 31, 2006, and (C) the ‘Technical Report on the Mineral Resource Estimate for the McClean North Uranium Deposits, Saskatchewan’ dated January 31, 2007.

ASSAY PROCEDURES AND DATA VERIFICATION

The Company reports preliminary radiometric equivalent grades, derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the Saskatchewan Research Council Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (‘ppm’) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures, please see Denison's Annual Information Form dated March 28, 2024, available on the Company’s website and filed under the Company's profile on SEDAR+ (www.sedarplus.ca) and in its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations, and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

MANAGEMENT’S DISCUSSION & ANALYSIS

In particular, this MD&A contains forward-looking information pertaining to the following: the results of, and estimates and assumptions within, the Phoenix FS and the Gryphon PFS Update, including the estimates of Denison's mineral reserves and mineral resources, and statements regarding anticipated budgets, fees, expenditures and timelines; Denison’s outlook, plans and objectives for 2025 and beyond; exploration, development and expansion programs, plans and objectives, including detailed design engineering, long lead procurement, field program optimization studies, and other project planning programs; statements regarding Denison’s EA and EIS status, plans and objectives and expectations with respect to Denison’s required licensing and permitting; expectations regarding Denison’s community engagement activities and related agreements with interested parties; Denison’s land position; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding uranium mining on the McClean Lake property, including anticipated timing and budgets; results of the ISR field test program at Midwest and the Concept Study, the interpretations thereof and expectations therefor therefore including the potential for a PEA; expectations regarding the toll milling of Cigar Lake ores, including projected annual production volumes; expectations regarding agreements with third parties, including the agreement with Grounded Lithium, the Foremost Transaction, the agreements with Cosa, and the F3 debentures; Denison’s expectations with respect the exploration and evaluation of the KLP; Denison’s plans with respect to its physical uranium holdings; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results of the Denison’s studies, including the Phoenix FS, and field work, may not be maintained after further testing or be representative of actual mining plans for the Phoenix deposit after further design and studies are completed. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and development work at Wheeler River or other projects, or its exploration plans if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.) or operations are otherwise affected by regulatory or public health restrictions or requirements.

Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate, and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed under the heading ‘Risk Factors’ in Denison’s Annual Information Form available on SEDAR+ and EDGAR. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Proven and Probable Mineral Reserves: As a foreign private issuer reporting under the multijurisdictional disclosure system adopted by the United States, the Company has prepared this MD&A in accordance with Canadian securities laws and standards for reporting of mineral resource estimates, which differ in some respects from United States standards. In particular, and without limiting the generality of the foregoing, the terms “measured mineral resources,” “indicated mineral resources,” “inferred mineral resources,” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the ‘CIM Standards’). The Securities and Exchange Commission (the “SEC”) recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” and its definitions of “proven mineral reserves” and “probable mineral reserves” are “substantially similar” to the corresponding definitions under the CIM Standards. However, investors are cautioned that there are differences between the definitions under the United States Securities Exchange Act of 1934, as amended (the ‘U.S. Exchange Act’) and the CIM Standards definition. Accordingly, there is no assurance any mineral reserves or mineral resources that Denison may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Denison prepared the mineral reserve or mineral resource estimates under the standards adopted under the U.S. Exchange Act. For the above reasons, information contained in the MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. Additionally, investors are cautioned that “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in limited circumstances. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. The term “resource” does not equate to the term “reserves”. Investors should not assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.